UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- December 2022	2

The financial information related to January-December 2022 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB).
Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

Results presentation
The management will host a webcast to discuss the results at 10:00am CET on 23rd February 2023. To access the webcast, please click here.

For more information, please contact:
Adrián Zunzunegui (adrian.zunzunegui@telefonica.com); Isabel Beltrán (i.beltran@telefonica.com); Torsten Achtmann (torsten.achtmann@telefonica.com); ir@telefonica.com; Phone: +34 91 482 87 00

Telefónica Q4 2022 Financial Results                       23rd February 2023
Steady execution of our strategy whilst delivering sustainable growth

Highlights
•Strengthened position in core markets. Improving momentum in Spain; service revenue back to growth and sequential OIBDA improvement. 1GHz obtained in new 26 GHz spectrum. In Brazil Vivo maintained its strong operating boost, accelerating FTTH rollout (23.3m premises passed to Dec-22) and mobile contract market share of 43.5%, with double digit y-o-y growth in Q4 organic revenue. Germany; sustained network quality, surpassed 5G initial rollout goals and solid commercial traction reflected in accelerated revenue and OIBDA growth y-o-y in Q4 22. VMO2 continued its operating progress and posted strong and improved profitability driven by synergies along with a return to y-o-y top line growth. T. Infra obtained regulatory approvals and closed its fibre vehicles in Spain and UK and increased stake in Telxius. T. Tech grew again ahead of the market (Q4 22 revenue +33.7% y-o-y) and continued to broaden its portfolio and internal capabilities to adapt to B2B customer requirements.
•Robust and future-proof networks; enhanced digital platforms.
◦Leading FTTH roll-out y-o-y (168.1m UBB PPs; 64.5m FTTH, +16%), accesses +17%. Progress in 5G coverage
◦Pioneers on alternative network deployment models
•Accelerated profitable growth in Q4 22 y-o-y organic.
◦Q4 22 revenue +3.9%, OIBDA +3.5%; OIBDA-CapEx +4.7%
◦Sound profitability; stable OIBDA margin after managing inflationary pressures
◦Prioritising investments (FY 22 CapEx/Sales 14.8% organic)
•Resilient performance in a challenging year 2022 (y-o-y).
◦Reported revenue +1.8%, up for the 1st time since 2015. Underlying OIBDA grew for 2nd consecutive Q (+6.0%)
◦Forex tailwinds ex hyperinflationary economies (ARG & VEN); +€1,748m in revenue and +€660m in OIBDA
◦Changes in the perimeter normalising from H2 (-€2,785m and -€1,000m in revenue and OIBDA in FY 22)
•Strong FCF generation; €4,566m in FY 22 (+72.5% y-o-y); €2,093m in Q4 (+77.7% after €1.3bn tax refund).
◦FCF per share €0.80/share in FY 22 (+76.2% y-o-y), comfortably covering the dividend (€0.3/share)
•Net financial debt (€26.7bn as of Dec-22) decreased €2.0bn in Q4 22. FY 22 leverage reduced by -0.1x to 2.54x.
•Solid position to face the rise in interest rates; above 80% of our debt at fixed rates; debt maturities covered over the next three years. Maintained long average maturity of debt at 13.1 years.
•Proactively managed debt and hybrid capital base; €750m and €1bn issuances of green hybrid bonds and repurchase of the hybrids with a call date in March, Sep-23 and Mar-24.
•Strong balance sheet; shareholder’s equity €25.1bn in Dec-22 +13.0% y-o-y.

	FY 22		Q4 22
	Reported (€m)	y-o-y reported % Chg	Reported (€m)	y-o-y reported % Chg

Revenue	39,993	1.8	10,200	5.4
OIBDA	12,852	(41.5)	3,259	139.2
OIBDA underlying	12,940	(0.6)	3,419	6.0
Net Income	2,011	(75.3)	525	c.s.
FCF (incl. leases principal payments)	4,566	72.5	2,093	77.7
Net Financial Debt ex-leases	26,687	2.3

	FY 22		Q4 22
	Reported + 50% VMO2 JV (€m)	y-o-y organic % Chg	Reported + 50% VMO2 JV (€m)	y-o-y organic % Chg

Revenue	45,978	4.0	11,751	3.9
OIBDA	15,066	3.0	3,802	3.5
OIBDA - CapEx (ex- spectrum)	8,067	1.8	1,677	4.7

Commenting on the results, José María Álvarez-Pallete, Chairman and CEO of Telefónica, said:
"In Q4 we accelerated organic revenue and OIBDA growth supported by strong commercial momentum together with cost and CapEx efficiencies. FCF increased by more than 77% and net financial debt declined to €26.7bn.
We delivered on all our financial targets for 2022, which we upgraded at the first half results, and not only continued to report organic growth but now also started growing in euro terms. In a very challenging year, we demonstrated our resilience and ability to mitigate adverse macro developments. We executed our strategy to build a stronger, future proof Telefónica and focused our investments on next generation networks, while maintaining a disciplined capital allocation framework. This allowed us to generate a robust FCF, which not only well covered our dividend but also allowed us to reduce leverage while maintaining high liquidity on our balance sheet. At the same time, we embraced the industry wide transformation and actively support the transition to a fairer regulatory environment.
Looking ahead into 2023 we are excited about the undergoing transformation of our company and feel well positioned to continue on our profitable growth path. We will remain disciplined on capital allocation and prioritise our investments into differentiated connectivity projects. Meanwhile, we continue to build on our solid sustainability record and contribute over €95bn annually in positive impact towards the SDGs".

Outlook
January-December 2022 results delivered guidance updated in Q2 22 results (organic1 including 50% of VMO2 JV) against a challenging backdrop:
•Revenue: “high-end of the low single digit growth” range. FY 22 Revenue +4.0%
•OIBDA: “mid-to-high-end of the low single digit growth” range. FY 22 OIBDA +3.0%
•CapEx (ex-spectrum) to sales ratio of up to 15%. FY 22 CapEx/Sales 14.8%
For 2023, financial targets as follows (organic2 y-o-y including 50% of VMO2 JV):
•Revenue "low single digit growth"
•OIBDA "low single digit growth"
•CapEx (ex spectrum) to sales ratio at around 14%
Telefónica also confirms its shareholder remuneration for 2022 and announced that for 2023:
•Dividend for 2022 of €0.30 per share in cash, €0.15 paid in December 2022, €0.15 will be paid in June 2023.
•Reduction of share capital through the cancellation of the Company's own shares (139,275,057) in April 2022.
•Dividend for 2023 of €0.30 per share in cash to be paid in December 2023 (€0.15) and June 2024 (€0.15).
•To cancel shares representing 0.4% of the share capital held as treasury stock (June 30th, 2022).
•For such purposes, the adoption of the corresponding corporate resolutions will be proposed to the AGM.

1     Includes 50% of VMO2 JV results. Assumes constant exchange rates of 2021 (average in 2021). Excludes the contribution to growth from T. Argentina and T. Venezuela.
Considers constant perimeter of consolidation and does not include capital gains/losses from the sale of companies, for significant impacts. Does not include write-offs, material non-recurring impacts and restructuring costs. CapEx excludes investments in spectrum.

2     2023 Guidance: Includes 50% of VMO2 JV results. Assumes constant exchange rates of 2022 (average in 2022). Excludes the contribution to growth from T. Argentina and T. Venezuela. Considers constant perimeter of consolidation and does not include capital gains/losses from the sale of companies, for significant impacts. Does not include write-offs, material non-recurring impacts and restructuring costs. CapEx excludes investments in spectrum.

Operational performance

TELEFÓNICA ACCESSES
Unaudited figures (thousands)
	2021				2022

	March	June	September	December	March	June	September	December	% Chg

Retail Accesses	341,123	343,475	341,888	344,946	343,688	359,158	357,964	357,213	3.6
Fixed telephony accesses	32,007	31,396	30,521	29,967	29,281	28,549	28,151	27,942	(6.8)
Broadband	25,587	25,663	25,713	25,833	25,836	25,924	26,108	26,304	1.8
UBB	21,072	21,482	21,873	22,282	22,555	22,920	23,328	23,758	6.6
FTTH	10,575	11,143	11,710	12,244	12,698	13,179	13,720	14,273	16.6
Mobile accesses	271,780	274,917	274,264	277,793	277,394	293,655	292,749	292,168	5.2
Prepay	131,509	131,764	129,148	129,676	126,691	135,529	132,771	129,686	—
Contract	113,511	114,988	115,900	117,432	118,439	124,163	124,974	126,242	7.5
IoT	26,760	28,165	29,216	30,685	32,265	33,963	35,004	36,240	18.1
Pay TV	11,447	11,258	11,152	11,112	10,952	10,812	10,741	10,587	(4.7)
Wholesale Accesses	23,066	23,747	23,855	24,173	24,681	25,008	25,574	25,933	7.3
Fixed wholesale accesses	3,698	3,680	3,700	3,695	3,703	3,682	3,688	3,666	(0.8)
Mobile wholesale accesses	19,368	20,068	20,155	20,479	20,977	21,326	21,886	22,267	8.7
Total Accesses	364,189	367,222	365,742	369,119	368,369	384,166	383,538	383,146	3.8
Notes:
- Includes VMO2's accesses since Jan-21; in Jun-22 include, in VMO2, a -282k voice and -22k broadband legacy base adjustment relating to nil revenue connections.
- Includes Oi mobile accesses since Apr-22; 3.4m inactive mobile accesses acquired to Oi were disconnected; of those accesses, 3.0m were disconnected in Sep-22 (0.8m contract and 2.2m prepaid) and 0.3m in Dec-22 (0.2m contract and 0.2m prepaid).
- FTTH accesses includes mainly Spain, Brazil and Hispam connections.
- Includes in Mar-22, in T. España, an update of 500k IoT accesses.
- Includes in Dec-22, in T. Deutschland, a revenue-neutral technical base adjustment of 2.5m prepaid accesses (introduction of a stricter active SIM card definition).

OWN UBB NETWORK COVERAGE
Unaudited figures (thousands)	2021				2022

	March	June	September	December	March	June	September	December	% Chg

UBB Premises passed	153,169	155,366	157,265	159,841	162,946	164,695	166,328	168,057	5.1
Owned (Fully/Partially)	77,915	79,256	80,882	82,858	84,880	86,014	87,181	88,793	7.2
Total FTTH	49,271	51,414	53,523	55,814	57,972	59,692	62,187	64,499	15.6
Owned (Fully/Partially)	47,917	49,636	51,440	53,473	55,506	57,054	59,368	61,563	15.4
Uptake FTTH	27%	27%	27%	27%	27%	27%	27%	27%	0.1 p.p.
Notes:
- Total premises passed include owned coverage in Spain, UK, Brazil and Hispam as well as third-party agreements. Includes VMO2's UBB premises passed since January 2021.
- FTTH uptake includes FTTH connected accesses in Spain (including wholesale), Brazil and Hispam divided by the total FTTH premises passed.
- 2021 numbers have been updated due to a regularisation of Peru's cable premises passed.

Improving customer base mix
The Group’s accesses base reached 383.1m in Dec-22, +4% y-o-y, with FTTH +17% and mobile contract +8%.

Enhanced infrastructure and IT
We maintain our accelerated FTTH deployment across our footprint and continue with the dismantling of all copper facilities by 2025 in Spain. This is further supported by our first analysis on the benefit of the life cycle of our connectivity solutions, based on the European Taxonomy of Sustainable Activities for the ICT sector, indicating that in the fixed network the environmental impact per PB is 18x lower in FTTH vs copper and in the mobile network is 7x lower in 5G vs 4G. This is due to our energy efficiency, design of technologies and investments in renewable energies, among others.
We deploy greener technology, as FTTH is 85% more efficient in energy consumption than copper and 5G is 90% more energy efficient than 4G per unit of traffic.

We are a technological leader in fibre, the optimal carrier for the next fifty years, and continue to hold the global lead (ex-China) in total UBB PPs with 168.1m as of Dec-22, +5% y-o-y. FTTH PPs increased +16% y-o-y to 64.5m PPs. Fibre vehicles allow to expand our footprint while optimising CapEx and returns with a greener technology.
5G is available in our core markets. 5G SA was launched in Brazil and it will be launched in UK, Germany, and Spain during 2023. 5G roll-out is in line with market demand. 5G coverage: >1,600 towns and cities in UK, >80% population in Germany, 85% in Spain and 39 cities in Brazil. LTE: 90% pop. (99% in Europe and 87% in Latam), up 3 p.p. y-o-y.
We are upgrading our fibre network (XGS-PON ready). The transition from 1Gbps to 50Gbps could be made with minimal CapEx and would result in new capabilities, services, and backhaul and optimisation for 5G networks.
In the Open Broadband project, tests progressed during 2022 and commercial rollout is expected for 2023 in Brazil. In parallel, 49.8m CPEs have been manufactured under the Telefónica’s Device Development Center. We have reached 12m HGUs deployed (for 95% of our FTTH customers), and started the deployment of the evolution of these HGUs incorporating WiFi6 functionalities (25% more coverage, x3.5 speed, 40% more capacity for simultaneous devices). On the other hand, with OPA-H (Open Access for Home) we work to build a differential value proposition via our CPE and APIs with new services own and from third parties.
Virtualisation and softwarisation, the telco cloud paradigm, Open RAN architectures in mobile networks, Open Broadband in fixed networks and the evolution of Systems are key for the new digital reality. Cloud environments enable on-demand Virtual Network Functions (VNF) and Software Define Networks (SDN) can dynamically change the network topology according to the load and service requirements further increasing the flexibility of 5G networks. Open RAN virtualisation drives a simpler and more automated IT mobile architecture. We have a strategic advantage in the Multi Edge Computing ecosystem which leverages on key partnerships (Microsoft and Google), commercial solutions, and our ability to equip Central Offices (COs) with Edge platforms and 5G. 83% of Telefonica's processes are digitalised (+3 p.p. y-o-y).
Thus, we are working to make Network Slicing commercially available. The first step will be static slicing during 2023 and later we will continue with dynamic slicing. A key project to leverage our networks is NaaS. We are working internally and in collaboration with the industry (GSMA), to expose our telco capabilities to third parties to enable them to develop new advanced services, like Metaverse/Web3 or private networks as a service, and to enhance their end-user application experience.
To stabilise electricity consumption, costs and CO2 emissions, we implement efficiency projects in line with our commitment to fighting climate change. 100% of electricity used across core markets is renewable, as well as in Perú and Chile. In 2022, we introduced renewable energy in some Hispam markets (Argentina and Ecuador) and progressed in Distributed Generation in Brazil (installing 48 power plants of a total 85 planned) that will allow to generate > 700GWh renewable energy per year.
We are reducing energy consumption, with legacy switch off or reducing RAN consumption among initiatives. Since 2015, consumption (electricity + fuel) was reduced 7.2% while traffic managed by our networks increased >7.4x. In Spain, 788 COs were closed in FY 22 (2,236 since 2014), with copper migration targeted for 2024. Hispam progressed in multi-layer and 2G switch-off. Our network transformation helps to our goal of net-zero emissions in 2040, with interim target of reducing its scope 1+2 emissions by 90% and neutralising unabated emissions in core markets by 2025.

Financial performance

TELEFÓNICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December		% Chg	October - December		% Chg

	2022	2021	Reported	2022	2021	Reported

Revenue	39,993	39,277	1.8	10,200	9,674	5.4
Other income	2,065	12,673	(83.7)	538	654	(17.8)
Operating expenses	(29,082)	(29,500)	(1.4)	(7,398)	(8,570)	(13.7)
Impairments & losses on disposal of assets	(124)	(467)	(73.4)	(81)	(396)	(79.4)
Underlying operating income before D&A (OIBDA)	12,940	13,023	(0.6)	3,419	3,226	6.0
Operating income before D&A (OIBDA)	12,852	21,983	(41.5)	3,259	1,363	139.2
OIBDA Margin	32.1%	56.0%	(23.8 p.p.)	31.9%	14.1%	17.9 p.p.
Depreciation and amortisation	(8,796)	(8,397)	4.8	(2,126)	(2,102)	1.1
Operating income (OI)	4,056	13,586	(70.1)	1,132	(740)	c.s.
Share of profit (loss) of investments accounted for by the equity method	217	(127)	c.s.	(263)	(70)	277.5
Net financial income (expense)	(1,313)	(1,364)	(3.7)	80	(426)	c.s.
Profit before taxes	2,960	12,095	(75.5)	949	(1,235)	c.s.
Corporate income tax	(641)	(1,378)	(53.5)	(326)	177	c.s.
Profit for the period	2,319	10,717	(78.4)	624	(1,058)	c.s.
Attributable to equity holders of the Parent	2,011	8,137	(75.3)	525	(1,198)	c.s.
Attributable to non-controlling interests	308	2,580	(88.0)	99	140	(29.1)
Weighted average number of ordinary shares outstanding during the period (millions)	5,740	5,864	(2.1)	5,699	5,804	(1.8)
Basic earnings per share attributable to equity holders of the Parent (Euros)	0.31	1.34	(76.7)	0.08	(0.22)	c.s.
Underlying basic earnings per share attributable to equity holders of the Parent (Euros)	0.33	0.41	(18.7)	0.12	0.07	76.0
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in June and December 2021, as well as June 2022, have been taken into account.
- Basic earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (€209m in January-December 2022 and €253m in January-December 2021), by the weighted average number of ordinary shares outstanding during the period.

In Q4, FX movements (excluding countries with hyperinflationary economies, Argentina and Venezuela) were supportive y-o-y mainly on the appreciation of the Brazilian real vs. the euro. Thus, the FX impact on revenue was +€487m and +€190m in OIBDA (+€1,748m and +€660m, respectively, in FY 22; including 50% VMO2 results +€1,799m and +€679m). On net debt, FX had a negative impact of €0.8bn, or €1.1bn at net debt plus leases in FY 22. The contribution to y-o-y growth from hyperinflationary countries amounted to -€353m in revenue and -€70m in OIBDA in Q4 (vs +€27m and -€13m in FY 22), mainly due to T. Argentina on the peso depreciation (c. -30% in Q4 22). Impacts from changes to the perimeter remained limited in Q4 22 (-€30m on revenue and -€17m on OIBDA; -€2,785m and -€1,000m in FY 22).
Revenue grew 5.4% y-o-y in Q4 22 (+1.8% y-o-y in FY 22). The sequential y-o-y deceleration (+11.2% in Q3) was mainly due to the effect of T. Argentina (-€352m in Q4 22; +€139m in Q3). In organic terms, revenue increased 3.9% y-o-y in Q4 (+4.0% in FY 22), service revenue grew 4.1% y-o-y and handset sales +2.4% (+3.2% and +10.7% respectively in FY 22).
The weight of revenue from broadband connectivity and services beyond connectivity increased by 2.3 p.p. y-o-y to 73% of total service revenue in reported terms, while share of voice and access decreased by 1.6 p.p. to 27% in FY 22.
B2B revenue continued to improve to +7.9% y-o-y organic growth in Q4 22 (+5.3% y-o-y in FY 22 to €8.6bn). Growth accelerated by 1.4 p.p. q-o-q mainly due to a better performance across most business units and particularly by the higher revenue increase in the Corporate segment.

Other income amounted to €538m in Q4 22 (€2,065m in FY 22), including the capital gain from the closing of the Fibreco in UK (+€20m), offset by a -€21m adjustment in the capital gain of the InfraCo in Colombia (€0.2bn booked in Q1 22). 2021 figures (€654m in Q4 21 and €12,673m in FY 21) were affected by capital gains from the creation of VMO2's JV, the sale of Telxius towers, the sale of T. Costa Rica and the fibre vehicles in Brazil and Chile.
Operating expenses decreased 13.7% y-o-y in Q4 22 mainly affected by €1.5bn restructuring costs in Q4 21 (vs. €83m in Q4 22 in Spain, Germany, Hispam and 'Other companies & eliminations'). In organic terms, OpEx increased 3.0% y-o-y in Q4 mainly due to higher supply and personnel costs, partially offset by lower other operating expenses. OpEx was down -1.4% y-o-y in FY 22 (+5.1% y-o-y in organic terms).
Impairments and losses on disposal of assets amounted to €81m in Q4 22 and €124m in FY 22, mainly related to an impairment in Argentina of €77m (€396m in Q4 21 and €467m in FY 21, primarily associated to an impairment in Peru).
Operating income before depreciation and amortisation (OIBDA) increased 139.2% y-o-y in Q4 22 affected by the above mentioned impacts (restructuring, impairments, capital gains, FX and T. Argentina effect). OIBDA was up +3.5% y-o-y in organic and +6.0% in underlying terms. In FY 22, OIBDA was -41.5% y-o-y, +3.0% organic and -0.6% underlying.
OIBDA margin in organic terms was stable, -0.1 p.p. y-o-y to 33.4% in Q4 22 (-0.3 p.p. y-o-y to 32.9% in FY 22).
Depreciation and amortisation was up +1.1% y-o-y in Q4 22 mainly due to FX impacts, down -2.7% y-o-y in organic terms. In FY 22, it was up +4.8% y-o-y (-1.3% y-o-y organic).
Share of profit of investments accounted for by the equity method amounted to -€263m in Q4 22 and +€217m in FY 22, primarily including VMO2's results mainly affected by the change in fair value of derivatives (-€232m in Q4 and +€515m in FY 22, net of taxes).
Net financial income amounted to a positive €80m in Q4 22 (-€426m in Q4 21) positively impacted by interests from the tax refund in Spain (+€526m, pre-tax). In FY 22 net financial expenses amounted to €1,313m (€1,364m in FY 21).
Corporate tax expenses totalled €326m in Q4 22 and €641m in FY 22, mainly affected by the increase in the Peruvian tax provision and the fiscal effect from the tax refund’s interests.
Profit attributable to non-controlling interests was down -29.1% y-o-y in Q4 22 mainly due to lower profit from minority interests of T. Brasil and T. Colombia, partially offset by higher profit from minority interests of T. Deutschland. FY 22 y-o-y variation (-88.0%) was affected by the sale of Telxius towers in 2021.
Profit attributable to equity holders of the parent company amounted to €525m in Q4 22 with earnings per share of €0.08 (-€1,198m and -€0.22 in Q4 21). In underlying terms, net income totalled €757m (+65.0% y-o-y) with EPS of €0.12 (+76.0% y-o-y) after excluding -€58m of restructuring, +€11m of capital gains and -€186m of other impacts. In FY 22, net income amounted to €2,011m and EPS to €0.31, in underlying terms to €2,101m (-18.2% y-o-y) and EPS to €0.33 (-18.7% y-o-y), after excluding -€120m of restructuring, +€70m of capital gains and -€40m of other impacts.

Cash flow and funding

TELEFÓNICA
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)	January - December

	2022	2021	% Chg

OIBDA	12,852	21,983	(41.5)
- CapEx accrued during the period	(5,819)	(7,267)
- Non-cash items & Others (1)	(35)	(9,119)
- Working Capital	387	1,010
- Net interest payment	(1,236)	(1,518)
- Dividends received	944	210
- Payment for tax	(92)	(459)
- Dividends paid to minority shareholders	(438)	(410)
= Free Cash Flow excluding Lease Principal Payments	6,562	4,430	48.1
- Lease Principal Payments	(1,996)	(1,782)
= Free Cash Flow including Lease Principal Payments	4,566	2,648	72.5
Weighted average number of ordinary shares outstanding during the period (millions)	5,740	5,864
= Free Cash Flow per share (Euros)	0.80	0.45	76.2
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in June and December 2021, as well as June 2022, have been taken into account.
- Spectrum payments amounted to €135m in January-December 2022 (mainly €108m in Germany and €20m in Hispam). In January-December 2021 totalled €1,107m (mainly €521m in the UK, €343m in Spain, €135m in Hispam and €108m in Germany).
(1) In January-December 2022 it was associated mainly with Colombia's InfraCo capital gain (€0.2bn), an impairment in T. Argentina (€77m) and commitments associated with long-term restructuring plans of €72m (mainly €57m in Spain and €14m in Hispam). In January-December 2021 it was associated mainly to €11.0bn of capital gains from the creation of VMO2's JV, the sale of Telxius towers, the sale of T. Costa Rica and the creation of fibre vehicles in Brazil and Chile, €1.5bn of commitments associated with long-term restructuring plans mainly in Spain and €393m associated with an impairment in Peru.

Free cash flow amounted to €2,093m in Q4 22, vs €1,177m in Q4 21. In FY 22, free cash flow amounted to €4,566m, vs €2,648m in FY 21, mainly reflecting a higher y-o-y organic OIBDA-CapEx (+1.8%), a €1.3bn tax refund (pre-tax) in Spain in Q4 22, higher dividends received (mainly VMO2) and higher spectrum paid in 2021.
OIBDA-CapEx increased by +4.7% y-o-y in Q4 22 and +1.8% y-o-y in FY 22 in organic terms.
CapEx declined 24.2% y-o-y in Q4 22 and -19.9% y-o-y in FY 22, mainly reflecting spectrum acquisitions in 2021 and changes in the perimeter derived from 2021 corporate transactions. In organic terms, CapEx increased +2.4% y-o-y in Q4 22 (+4.6% y-o-y in FY 22) affected by a different CapEx execution. CapEx/Revenue stood at 14.8% organic in FY 22.
Working capital generation amounted to €387m in FY 22, mainly impacted by the application of the court ruling in Brazil and recurrent seasonal effects, such as CapEx. Compared to FY 21, working capital was €624m lower, affected by accrued and financed spectrum in 2021, impacts from changes in the perimeter and CapEx seasonality, partially offset application of the court ruling in Brazil.
Interest payments decreased by 18.6% y-o-y in FY 22 impacted by interests from the tax refund in Spain (+€526m, pre-tax). Excluding this, interest payments would have grown 16.0% y-o-y on higher debt and interest rates in Brazilian reals and the appreciation of this currency against the euro, partly offset by a debt reduction in European currencies. Effective cost of interest payments over the last 12 months (excluding extraordinaries, mainly the tax refund) stood at 3.86% as of Dec-22 (3.76% ex lease interests).
Dividends received amounted to €944m in FY 22 mainly from VMO2 in the UK (€909m).
Tax payments amounted to €92m in FY 22 (€459m in FY 21) positively impacted by the tax refund in Spain (€790m). Excluding this effect, tax payments would have been above y-o-y mainly due to higher payments in advance in Spain and Brazil in 2022.
Dividends paid to minority shareholders grew 7.1% y-o-y in FY 22 mainly due to higher dividends paid to minorities of T. Brasil, partially offset by dividends paid to minorities of Telxius in 2021 not repeated in 2022.
Lease principal payments increased 12.0% y-o-y in FY 22 primarily affected by FX revaluation (mainly BRL) and higher ROU due to corporate operations.

Funding position

TELEFÓNICA
CHANGE IN DEBT
Unaudited figures (Euros in millions)
	January - December

	2022	2021	% Chg

Net financial debt at beginning of period (1)	26,086	35,341
+ Free Cash Flow including Lease Principal Payments	(4,566)	(2,648)
+ Hybrids	—	65
+ Shareholder remuneration (including hybrid coupons)	1,688	1,460
+ Pre-retirement commitments	853	844
+ Net financial investments (2)	1,000	(9,466)
+FX & Others (1)	1,626	491
Net financial debt at end of period (1)	26,687	26,086	2.3
+ Lease Liabilities	8,645	8,080
Net Financial Debt plus Lease Liabilities at end of period (1)	35,332	34,166
(1) Net financial debt definition has been modified in Dec-22 mainly excluding the derivatives used as economic hedges of employee benefits reclassified to “commitments related to employee benefits”, and it has been applied retrospectively so the figures are comparable.
(2) In Jan-Dec 2022 includes €1.1bn related with the acquisition of Oi's mobile assets, €0.3bn with BE-terna acquisition, €0.2bn with Incremental acquisition and other net factors of €0.5bn, net of €0.1bn from the sale of El Salvador and €1.0bn from Bluevía FibreCo in Spain. In Jan-Dec 2021, after the corporate transactions occurred during the year, it included proceeds of €4.9bn from the creation of VMO2 JV in the UK, €4.7bn from the sale of Telxius' & T. Deutschland's towers, and €0.9bn from the sale of Costa Rica and the creation of InfraCo Chile & FiBrasil, reduced by the acquisition of Cancom UK&I and Telefónica's share of tax payment in advance related to Telxius towers transaction (to be recovered).

Net financial debt stood at €26,687m as of Dec-22, down €1,957m in Q4, due to positive free cash flow generation of €2,093m, net financial investment collections of €840m (mainly related to proceeds from the closing of Bluevía FibreCo in Spain) and other net factors of €83m (primarily less value in euros of net debt in foreign currencies net of the application of the court ruling in Brazil). Factors that increased net debt were: shareholder remuneration (€855m, including coupon payments of capital instruments) and labour-related commitment payments (€204m).
In FY 22, net financial debt increased by €601m despite a positive free cash flow generation of €4,566m. This was due to (i) net financial investments of €1,000m (mainly Oi’s mobile assets, BE-terna and Incremental acquisitions, net of the sale of El Salvador and the closing of the FibreCos in Colombia and Spain), ii) shareholder remuneration of €1,688m (including coupon payments of capital instruments), iii) labour-related commitment payments of €853m, and, iv) other net factors totaling €1,626m (mainly due to the higher value in euros of net debt in foreign currencies, highlighting the impact of the Brazilian real, spectrum renewal in Colombia and the application of the court ruling in Brazil).
Including net proceeds from the recovery of Telxius tax payments in advance, after the acquisition of an additional stake in Telxius, the impact from the fibre assets acquisition by FibreCo Chile, net financial debt would have stood at €26.4bn.
Net financial debt including lease liabilities stood at €35,332m as of Dec-22. In Q4, lease liabilities decreased €518m due to lower ROU additions than principal payments and FX depreciation (mainly BRL vs €). In FY22, lease liabilities increased by €565m, due to the net effect of ROU additions and principal payments and FX appreciation (mainly BRL vs €).
Telefónica, has raised long term financing in 2022 by €15,009m, of which €8,849m correspond to re-financing of the Group’s debt (excluding commercial paper and short-term bank loans) while €1,740m equivalent correspond to a sustainability-linked term loan signed at VMO2, €599m equivalent correspond to new financing at Cornerstone, €61m to FiBrasil and €3,760m equivalent to a sustainability-linked syndicated facility at the JV formed by Liberty Global, T. Infra and Infravia. Telefónica financing activity has allowed the Group to maintain a solid liquidity position of €21,413m and maintain long debt maturities with 2023-2026 gross debt maturities average at €3.1bn, -58% lower vs four-year average at Dec-16. Gross debt maturities amount to €3.5bn in 2023, €2.6bn in 2024, €4.3bn in 2025 and €2.2bn in 2026. As of Dec-22, the Group has covered debt maturities over the next three years. The average debt life stood at 13.1 years.
Financing activities in Q4 22
•In November, T. Europe launched a green issuance of Undated 6 year non call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (hybrid bond) with the subordinated guarantee of Telefónica, S.A., (€750m, 6 years reset date) and a tender offer for the purchase of the existing hybrid bonds with first reset dates in March and September 2023 (purchase aggregate principal amount of €621m).In December, T. Europe, B.V redeemed the €129m outstanding of the existing hybrid bond with first reset date in Mar-23.

•In November, Bluevia closed a syndicated credit facility for an amount of €240m and a revolving credit facility for an amount of 120m (€360m in total) with maturity in December 2027.
•Also in November, the JV formed by Liberty Global, T. Infra and Infravia, signed a GBP3,050m sustainability-linked capex facility and a GBP200m sustainability-linked revolving credit facility with maturity in Dec-29.
•In December, Telefónica S.A. signed a €125m bilateral loan with maximum maturity in Jun-33.
After Dec-22, in Jan-23, T. Europe launched a green hybrid bond issuance with the subordinated guarantee of Telefónica, S.A., (€1,000m, 7.25 years reset date) and a tender offer for the purchase of existing hybrid bonds with first call date in Sep-23 and Mar-24. T. Europe accepted the purchase in an aggregate principal amount of €1bn. In Feb-23, Telefónica signed a 10-year bilateral loan for an amount of €150m.
Telefónica reinforces its position as a leader in ESG financing. Beyond launching the industry's first green bond in 2019, the Company stands as the leading telco in terms of issuances in the capital markets. In 2022, Telefónica has extended its portfolio with a sustainability-linked syndicated facility, sustainability-linked committed credit bilateral lines and the first sustainability-linked bond issued in Brazil. All in all we have completed ESG financing for an amount close to €17bn.
Telefónica, S.A. and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of €500m as of Dec-22.
Undrawn committed credit lines with different credit institutions amounted to €11,737m as of Dec-22 (€11,434m maturing over twelve months), which combined with the cash equivalents position and current financial assets, placed liquidity at €21,413m.

Sustainability performance
Our sustainability objectives are embedded in our business strategy and aligned with the UN SDGs.
“E” Environmental: Building a greener future
•Key targets:
◦Net-zero emissions across the value chain by 2040 (interim: -90% Scope 1 + 2 in core markets and neutralising 10% unabated emissions by 2025). Objectives validated by SBTi
◦100% renewables by 2030
◦Zero-waste by 2030
•Q4 22 progress:
◦Reducing emissions via renewable energy and energy efficiency plans. 82% renewable energy used across the Group; 100% in core markets, Chile and Peru. Since 2015, we reduced CO2 emissions by 90% (Scopes 1&2) and energy consumption by 7.2%, despite a 7.4x growth in traffic on our networks. New requirement for suppliers with largest impact on our Scope 3 emissions (~90%) to set science-based targets. (SDG #7, #13)
◦Continuing to roll out solutions that help our customers to decarbonise: avoided 81.7m tCO2 emissions in 2022 for customers via our connectivity and services. Eco Rating is now available across our whole footprint. (SDG 11, #12, #13)
◦Promoting the circular economy, reusing 4.4m hardware units and recycling 98% of waste. (SDG #12, #13)
•Recognitions in 2022:
◦CDP; included on Climate A List for 9th consecutive year and Supplier Engagement Ranking for 3rd year running
“S” Social: Helping society to thrive
•Key targets:
◦Expand connectivity with >90% rural mobile broadband coverage in core markets by 2024
◦33% women directors by 2024
◦Zero adjusted gender pay gap3 by 2024, with the ambition of eliminating the pay gap by 2050
•Q4 22 progress:
◦Connecting communities: >80% rural MBB cov. in core markets (Brazil >80%, Germany 99%, Spain >94%, UK >99%) as of Dec-22. Affordable access for O2 Spain customers via NextGenerationEU funds. (SDG #1, #9, #10)
◦Driving diversity & inclusion through commitments: double the number of employees with disabilities in the workforce by 2024 and adhere to the UN Women’s Empowerment Principles. (SDG #5, #8)
◦Talent attraction & retention: Group eNPS +2 points y-o-y to 69 and >16k employees in Spain receiving training as part of the largest reskilling programme in Europe. (SDG #4, #8)
•Recognitions in 2022:
◦World Benchmarking Alliance: #1 worldwide in Digital Inclusion Benchmark
◦Bloomberg Gender Equality Index: included for 6th consecutive year; 1 of only 17 telcos (also Vivo and T. DE)
“G” Governance: Leading by example
•Key targets:
◦Zero tolerance of corruption
◦Target raised: 30-35% financing4 linked to sustainability by 2024
◦Gender parity5 in top governing bodies by 2030
3     Adjusted pay gap: equal pay for jobs of equal value (+/-1%)
4     Financing includes balance-sheet debt, hybrids and undrawn committed credit lines
5     Parity defined as not less than 40% of each gender represented

•Q4 22 progress:
◦Ethical&compliant, 0 corruption cases; >91k employees trained in Responsible Business Principles. (SDG #16)
◦Leading ESG issuer in the sector: hybrids green bonds: €750m (Nov-22) and €1bn (Feb-23), leading to €17bn
◦Shoring up our supply chain management; >18k audits conducted during FY 22
•Recognitions in 2022:
◦Ranking Digital Rights; #1 in sector for 3rd consecutive year, leading across all 3 categories

ESG RANKINGS & RECOGNITIONS
	TEF performance	Detail	Date of last rating change

CDP	Climate A list	9th consecutive year	Dec-22
	Supplier Engagement Leader	3rd consecutive year	Dec-22
World Benchmarking Alliance	#1 worldwide	Digital Inclusion Benchmark	Dec-21
	#1 worldwide in sector	Social Transformation Baseline Assessment	Jan-22
Bloomberg Gender Equality Index	1 of 17 telcos included worldwide	6th consecutive year	Dec-22
Ranking Digital Rights	#1 in sector	Leaders across all categories	Dec-22

ESG ANALYST's RATINGS
	TEF rating	Relative positioning	Date of last rating change

FTSE Russell	4.4/5	1st in sector; Member of FTSE4Good	Dec-22
ISS ESG Corporate Rating	B-	1st decile (sector)	Sep-22
MSCI	A	Average in sector	Sep-22
S&P DJSI	86/100	Top 10 in sector; Member of DJSI Europe	Dec-22
Sustainalytics	15.2 (low risk)	6th / 223 (sector)	Jan-23
Vigeo Eiris	67/100	2nd / 33 (sector)	Oct-21

Performance by segment

TELEFÓNICA
SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)	January - December	% Chg		October - December	% Chg

	2022	Reported	Organic	2022	Reported	Organic

Revenue	39,993	1.8		10,200	5.4
Telefónica España	12,497	0.6	0.6	3,214	0.2	0.2
Telefónica Deutschland	8,224	5.9	5.9	2,190	6.6	6.6
Telefónica Brasil	8,870	28.4	9.1	2,361	31.0	10.1
Telefónica Hispam	9,141	9.3	3.7	2,105	(8.2)	2.8
Other companies & eliminations	1,261	5.6	25.5	331	4.2	18.1
Revenue (aggregating 50% VMO2 JV)	45,978		4.0	11,751		3.9
VMO2 JV (100%)	12,155	0.9	(0.01)	3,141	(1.7)	0.4
OIBDA	12,852	(41.5)		3,259	139.2
Telefónica España	4,588	35.9	(3.3)	1,184	c.s.	(2.1)
Telefónica Deutschland	2,558	5.5	5.2	665	5.7	6.6
Telefónica Brasil	3,732	18.9	7.2	1,030	26.9	6.6
Telefónica Hispam	1,958	14.0	2.7	363	n.s.	(1.5)
Other companies & eliminations	16	(99.8)	c.s.	17	n.s.	c.s.
OIBDA (aggregating 50% VMO2 JV)	15,066		3.0	3,802		3.5
VMO2 JV (100%)	4,401	5.3	6.3	1,081	4.3	9.9
CapEx	5,819	(19.9)		1,798	(24.2)
Telefónica España	1,550	(14.6)	5.9	505	12.3	16.8
Telefónica Deutschland	1,209	(5.8)	(5.8)	307	(35.1)	(35.1)
Telefónica Brasil	1,795	(13.2)	9.7	498	(53.4)	6.4
Telefónica Hispam	1,058	8.1	3.6	399	23.3	29.1
Other companies & eliminations	207	10.3	45.2	89	49.5	61.0
CapEx (aggregating 50% VMO2 JV)	7,172		4.6	2,158	20.8	2.4
VMO2 JV (100%)	2,707	(6.9)	4.3	720	(0.6)	(3.0)
Spectrum	173	(89.8)		34	(95.3)
Spectrum (aggregating 50% VMO2 JV)	173		(89.0)	34	n.s.	(95.4)
OIBDA-CapEx	7,033	(52.2)		1,460	c.s.
Telefónica España	3,038	94.5	(7.3)	679	c.s.	(11.9)
Telefónica Deutschland	1,349	18.3	17.4	357	130.0	130.5
Telefónica Brasil	1,938	81.2	5.1	533	c.s.	6.8
Telefónica Hispam	900	21.6	2.0	-37	(85.1)	(52.8)
Other companies & eliminations	(191)	c.s.	2.3	(73)	24.4	25.6
OIBDA-CapEx (aggregating 50% VMO2 JV)	7,894		1.8	1,644	(84.3)	4.7
VMO2 JV (100%)	1,694	33.3	8.8	360	15.8	30.8
- Reconciliation included in the excel spreadsheets
- OIBDA and OI are presented before brand fees and management fees.
- Organic criteria: Includes 50% of VMO2 JV results. Assumes constant exchange rates of 2021 (average in 2021). Excludes the contribution to growth from T. Argentina and T. Venezuela. Considers constant perimeter of consolidation and does not include capital gains/losses from the sale of companies, for significant impacts. Does not include write-offs, material non-recurring impacts and restructuring costs. CapEx excludes investments in spectrum.

TELEFÓNICA ESPAÑA
(y-o-y changes in organic terms)

27%	of total Telefónica FY 22 revenue	30%	of total Telefónica FY 22 OIBDA	38%	of total Telefónica FY 22 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex spectrum) with 50% of the VMO2 JV

Key messages
•Quarterly net adds in fixed broadband and mobile contract, churn reduced to 2015 levels
•Return to y-o-y service revenue growth in Q4 22 for the first time in 3 years
•Continued improvement in y-o-y OIBDA in Q4 22

Operating performance
T. España's result confirmed the recovery path seen throughout 2022. In Q4 22, service revenues grew y-o-y again for the first time since Q4 19, and OIBDA improved its y-o-y evolution, thanks to the good commercial performance and despite a complex macro environment. In an inflationary context, the sector remained rational, and the main operators have announced upward tariff revisions for 2023. In this regard, T. España has applied an average increase of 6.8% to its convergent and stand-alone tariffs, effective from mid-January.
Telefónica maintains its commitment to sustainability with actions to support the circular economy through the program for the purchase of used devices (Buyback), the commitment to attract and retain diverse talent with the incorporation of up to 200 people with disabilities, or affordable access to connectivity and digital inclusion aimed at vulnerable groups.

TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	June	September	December	% Chg

Retail Accesses	37,144	36,881	36,809	36,461	36,717	36,685	36,779	36,839	1.0
Fixed telephony	8,617	8,523	8,438	8,376	8,261	8,208	8,186	8,102	(3.3)
Broadband	5,911	5,889	5,874	5,875	5,846	5,851	5,854	5,855	(0.3)
FTTH	4,671	4,727	4,775	4,848	4,875	4,937	4,981	5,042	4.0
Mobile	18,711	18,658	18,733	18,485	18,955	19,028	19,177	19,347	4.7
Prepay	840	806	784	753	711	715	758	796	5.8
Contract	15,260	15,186	15,195	15,211	15,139	15,083	15,086	15,100	(0.7)
IoT	2,611	2,666	2,755	2,522	3,105	3,230	3,334	3,452	36.9
Pay TV	3,895	3,801	3,756	3,716	3,647	3,589	3,553	3,526	(5.1)
Wholesale Accesses	3,677	3,658	3,679	3,674	3,684	3,663	3,669	3,654	(0.6)
FTTH	2,708	2,802	2,907	2,982	3,065	3,110	3,169	3,206	7.5

Total Accesses	40,820	40,539	40,488	40,135	40,401	40,347	40,448	40,493	0.9

Notes:
- Accesses in March 2022 include an update of 500k IoT accesses .

OWN UBB NETWORK COVERAGE
Unaudited figures (thousands)
	2021				2022

	March	June	September	December	March	June	September	December	% Chg

Total UBB Premises passed (FTTH)	25,651	26,135	26,520	26,903	27,203	27,524	27,788	28,089	4.4
Uptake FTTH	29%	29%	29%	29%	29%	29%	29%	29%	0.3 p.p.

Notes: - FTTH uptake includes retail accesses and wholesale accesses connected to the FTTH network.

Accesses grew 1% y-o-y, with quarterly net adds in fixed broadband (1k) for the third consecutive quarter, mobile contract adds (14k), and better trend in TV (-27k, vs -36k in Q3 22). Fibre (+99k accesses; +62k retail) now accounts for 88% of broadband customers out of a coverage of 28.1m PPs as of December (uptake of 29%).

CONVERGENT KPIs
Unaudited figures
	2021				2022

	March	June	September	December	March	June	September	December	% Chg

Convergent clients (thousands)	4,781.6	4,725.9	4,682.7	4,649.8	4,608.3	4,581.6	4,555.8	4,546.4	(2.2)
Convergent ARPU (EUR) (cumulative YTD)	89.7	88.5	88.9	89.2	91.1	90.7	90.5	90.4	1.3
Convergent churn (cumulative YTD)	1.5%	1.5%	1.4%	1.4%	1.3%	1.2%	1.2%	1.2%	(0.3 p.p.)

Notes: - Convergent include Consumer, SOHO and SMEs clients.

Convergent customers (-2% y-o-y) fell by 9k in Q4 22, confirming an improving trend thanks to the "miMovistar" portfolio, which continues to perform well and now accounts for more than 25% of convergent customers, contributing to the reduction in churn and the increase in accesses net adds. ARPU in Q4 22 reached €90.3 (stable y-o-y), while churn dropped significantly by -0.4 p.p. y-o-y to 1.0%, the best figure since Q1 15. ARPU in FY 22 stood at €90.4 (+1.3% y-o-y).

Financial performance

TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December		% Chg		October - December		% Chg

	2022	2021	Reported	Organic	2022	2021	Reported	Organic

Revenue	12,497	12,417	0.6	0.6	3,214	3,207	0.2	0.2
Mobile handset revenue	548	399	37.4	37.4	134	146	(8.0)	(8.0)
Revenues ex-mobile handset revenue	11,948	12,017	(0.6)	(0.6)	3,079	3,061	0.6	0.6
Retail	9,662	9,699	(0.4)	(0.4)	2,501	2,479	0.9	0.9
Wholesale and Other	2,286	2,318	(1.4)	(1.4)	578	582	(0.6)	(0.6)
Operating income before D&A (OIBDA)	4,588	3,377	35.9	(3.3)	1,184	(158)	c.s.	(2.1)
OIBDA Margin	36.7%	27.2%	n.s.	(1.5 p.p.)	36.8%	n.s.	n.s.	(0.9 p.p.)
CapEx	1,550	1,815	(14.6)	5.9	505	449	12.3	16.8
Spectrum	—	352	—	—	—	17	—	—
OIBDA-CapEx	3,038	1,562	94.5	(7.3)	679	(607)	c.s.	(11.9)

Notes: - OIBDA before management and brand fees.

Revenue grew for the seventh consecutive quarter (+0.2% vs Q4 21; +0.6% vs FY 21) highlighting the return to y-o-y growth in service revenues (+0.6% in Q4 22, -0.6% in FY 22). This better sequential evolution is driven by B2B revenues (both communications and IT), the improvement in commercial activity and the higher contribution from new digital businesses in B2C, and despite the impact of lower wholesale football revenues since mid Q3 22. On the other hand, handset revenues declined 8.0% y-o-y in Q4 22, due to less aggressive Black Friday and Christmas campaigns compared to 2021, although they grew 37.4% y-o-y in FY 22.
OIBDA declined 2.1% y-o-y in Q4 22 (-3.3% in FY 22) and improved 0.7 p.p. vs. Q3 22, mainly due to the deflation of the new "La Liga" cycle, lower energy costs and efficiencies derived from the redundancy plan (€46m savings in Q4 22) and network transformation among others. OIBDA margin (organic) stood at 38.6% in Q4 22 (-0.9 p.p. y-o-y) and at 37.2% in FY 22 (-1.5 p.p. y-o-y), also reflecting the higher weight of lower margin revenues.
Q4 22 reported OIBDA was impacted by a €57m provision (on regulatory changes effective in January 2023 affecting to existing redundancy plans).
CapEx (+5.9% y-o-y in FY 22) remained focused on FTTH and 5G deployment and OIBDA-CapEx declined 7.3% y-o-y in the year, leaving the operating cash margin at 24.8% (organic).

TELEFÓNICA DEUTSCHLAND
(y-o-y changes in organic terms)

18%	of total Telefónica FY 22 revenue	17%	of total Telefónica FY 22 OIBDA	17%	of total Telefónica FY 22 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex spectrum) with 50% of the VMO2 JV

Key messages
•Solid commercial traction, strong own brand momentum, +264k contract net adds in Q4 22
•Continued healthy revenue & OIBDA growth leveraging mobile strength; further pursuing growth path
•5G pop coverage >80% within unchanged CapEx envelope; over-achieving initial target

Operating performance
Telefónica Deutschland delivered another quarter of robust commercial traction leveraging the ‘very good’ rating in the renowned connect magazine’s annual network test for the third time in a row. Consequently, the Company achieved sustained financial momentum across the year, with healthy revenue and OIBDA growth in all quarters. The Company successfully completed its 3-year ‘Investment for Growth’ programme within the planned CapEx envelope, achieving >80% of 5G pop coverage at year-end 2022 as well as complying with the coverage obligations of the German regulator. T. Deutschland is pursuing a ‘more-for-more’ pricing strategy across brands and portfolios backed by its widely acknowledged network, products and services quality and extended ESG leadership. In Jan-23 the company announced its revamped O2 Mobile (launch Apr-23) and Blau (launch Feb-23) portfolios including higher data volumes and/or higher speeds while being on average priced at around 10% higher price points.
In parallel, T. Deutschland extended its ESG leadership, ranked #3 in the telco sector by Sustainalytics and included in the Bloomberg Gender Equality Index for 4th consecutive year.

TELEFÓNICA DEUTSCHLAND
ACCESSES
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	June	September	December	% Chg

Retail Accesses	48,942	49,485	49,838	50,219	50,419	51,209	51,524	48,892	(2.6)
Fixed telephony accesses	2,173	2,172	2,173	2,180	2,169	2,174	2,194	2,212	1.5
Broadband	2,254	2,253	2,255	2,262	2,252	2,257	2,276	2,294	1.4
UBB	1,809	1,823	1,838	1,857	1,864	1,881	1,911	1,939	4.4
Mobile accesses	44,428	44,975	45,325	45,694	45,915	46,696	46,974	44,307	(3.0)
Prepay (1)	19,175	19,266	19,161	18,973	18,873	19,244	19,186	16,275	(14.2)
Contract	23,801	24,175	24,590	25,108	25,395	25,769	26,073	26,336	4.9
IoT	1,452	1,534	1,574	1,613	1,647	1,684	1,716	1,696	5.1
Total Accesses	48,942	49,485	49,838	50,219	50,419	51,209	51,524	48,892	(2.6)
(1) Include in Dec-22, a revenue-neutral technical base adjustment of 2.5m prepaid accesses (introduction of a stricter active SIM card definition).

SELECTED OPERATIONAL DATA
Unaudited figures
	2021				2022

	March	June	September	December	March	June	September	December	% Chg

Mobile churn (quarterly)	1.6%	1.4%	1.7%	1.7%	1.7%	1.3%	1.9%	3.9%	2.2 p.p.
Contract	1.3%	1.0%	1.2%	1.2%	1.4%	1.1%	1.4%	1.5%	0.3 p.p.
Mobile churn (cumulative YTD)	1.6%	1.5%	1.6%	1.6%	1.7%	1.5%	1.6%	2.2%	0.6 p.p.
Contract	1.3%	1.2%	1.2%	1.2%	1.4%	1.2%	1.3%	1.3%	0.1 p.p.
Mobile ARPU (EUR) (cumulative YTD)	9.7	9.9	10.0	10.0	9.7	9.8	10.0	10.1	1.5
Contract	13.2	13.4	13.5	13.5	12.8	12.9	13.0	13.3	(1.5)
								—
Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period.
- Accesses include, in Dec-22, a revenue-neutral technical base adjustment of 2.5m prepaid accesses (introduction of a stricter active SIM card definition).

Mobile contract maintained its growth momentum in Q4 22, delivering +264 net adds (+1,228k in FY 22), with high O2 brand’s appeal driving O2 tariff portfolio’s gross add momentum in the market. Contribution of partner brands continued to be solid. Churn in the O2 contract base stood at low rates of 1.2% in Q4 22 and 1.1% in FY 22, +0.2 p.p. y-o-y each leveraging network parity and commercial success, while it remained somewhat impacted by the anticipated temporary effects of the European Electronic Communications Code (EECC).
O2 contract ARPU was broadly stable in Q4 22 y-o-y and improved sequentially (-0.3% y-o-y; -1.3% y-o-y in Q3 22; -0.7% y-o-y in FY 22) supported by the popularity of high value tariffs, slightly offset by the accelerated MTR glide path.
Mobile prepaid performance was characterized by a combination of a revenue neutral technical base adjustment (-2,535k accesses) in Q4 22 and the ongoing German market trend of prepaid to postpaid migration. As a result, mobile prepaid base registered -2,968k net disconnections in FY 22 (-2,911k in Q4 22).
Fixed broadband recorded +18k net adds in Q4 22 (FY 22: +32k), with the success of cable as a main driver, while the 4G/5G based fixed-mobile substitution (FMS) offer remained popular within T. Deutschland’s technology agnostic O2 my Home tariff portfolio.

Financial performance

TELEFÓNICA DEUTSCHLAND
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
January - December	% Chg	October - December	% Chg

2022	2021	Reported	Organic	2022	2021	Reported	Organic

Revenue	8,224	7,765	5.9	5.9	2,190	2,055	6.6	6.6
Mobile Business	7,394	6,942	6.5	6.5	1,978	1,840	7.5	7.5
Handset revenue	1,652	1,450	13.9	13.9	462	446	3.4	3.4
Fixed Business	806	814	(1.0)	(1.0)	203	211	(3.7)	(3.7)
Operating income before D&A (OIBDA)	2,558	2,424	5.5	5.2	665	629	5.7	6.6
OIBDA Margin	31.1%	31.2%	(0.1	p.p.)	(0.2	p.p.)	30.4%	30.6%	(0.3	p.p.)	—	p.p.
CapEx	1,209	1,284	(5.8)	(5.8)	307	474	(35.1)	(35.1)
Spectrum	—	—	—	—	—	—	—	—
OIBDA-CapEx	1,349	1,140	18.3	17.4	357	155	130.0	130.5

Note:
- OIBDA before management and brand fees.

Revenue growth continued to accelerate (+6.6% y-o-y in Q4 22, +5.9% y-o-y in FY 22) driven by sustained mobile revenue momentum (+7.5% y-o-y in Q4 22, +6.5% y-o-y in FY 22) fuelled by the commercial success of the O2 tariff portfolio and a solid contribution from partners, more than offsetting the negative impact from the MTR glidepath. Handset sales had a record year (+3.4% y-o-y in Q4 22, +13.9% y-o-y in FY22) fuelled by ongoing customer demand, availability of devices, and attractive handset financing options.
OIBDA growth accelerated to +6.6% y-o-y in Q4 22 (+5.2% y-o-y in FY 22) with continued own brand momentum driving improved operational leverage mainly in mobile while handset margins were broadly neutral. FY 22 OIBDA also benefited from further efficiency gains as well as some support from roaming recovery mainly in H1, offsetting the anticipated increase in energy costs. OIBDA margin remained broadly stable at 30.4% in Q4 and 31.1% in FY 22.
T. Deutschland successfully completed its 3-year ‘investment for growth’ programme. After prior year’s investment peak, FY 22 CapEx was down 5.8% y-o-y with a CapEx/Revenue of 14.7%. On the back of continued roll-out efficiencies, the Company delivered strong progress both in 5G roll-out and network modernization, including the planned swap of its core network to Ericsson technology. T. Deutschland’s 5G pop coverage stood at >80% at year end, significantly over-achieving its initial target, aiming for ~90% coverage by year-end 2023 and well on track to offer nationwide 5G-coverage by no later than year-end 2025.
As a result, OIBDA-CapEx was up +17.4% y-o-y in FY 22 and OIBDA-CapEx/Revenue reached 16.4%, +1.6 p.p. y-o-y.

Virgin Media - O2 UK
(100% of VMO2, y-o-y changes in organic terms)

13%	of total Telefónica FY 22 revenue	15%	of total Telefónica FY 22 OIBDA	10%	of total Telefónica FY 22 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex. spectrum) with 50% of the VMO2 JV

Key messages
•Expanding our fixed network by surpassing 500k PPs in FY 22, posting the strongest deployment in Q4 22 (+188k)
•Q4 22 OIBDA growth accelerated to +9.9% y-o-y, underpinned by the realisation of synergies and cost efficiencies
•FY 22 synergies target of 30% exceeded and on-track to deliver 50% of the annualised £540m run rate by YE 23

Operating performance
Virgin Media O2 (VMO2) has delivered its set guidance against a challenging macroeconomic backdrop and made strong strategic and operational progress throughout the year. The Company introduced new products, like TV Stream and Switch up and continues to drive fixed mobile convergence with its VOLT product. With the aim to continue to invest in the best technology, VMO2 has announced a 13.8% fixed price increase from April 2023 and also that it is linking its future pricing strategy to inflation from April 2024 to provide more clarity to consumers. VMO2 has exceeded the delivery of the planned synergies and OIBDA growth in Q4 22 accelerated to 9.9% y-o-y.
The fixed footprint reached 16.1m PPs, meeting our full year build targets, with an acceleration of rollout in Q4 22, passing 188k PPs. In mobile, it expanded 5G services to >1,600 towns and cities, on-track to deliver 5G services to 50% of the UK population in 2023.
VMO2 progressed on delivering its “Better Connections Plan” ESG strategy. In December, it became one of the first UK businesses to achieve the “Advancing level” of the Carbon Trust’s Route to NetZero Standard. On its commitment to a circular economy, the “Time After Time” fund was launched with the environmental charity, Hubbub, to fund eco projects that tackle e-waste and help old devices to be reused. For customers, VMO2 continued to reduce the cost of the Essential Broadband social tariff and introduced a new, faster 54Mbps tier for just £20 per month.

VMO2 ACCESSES
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	June	September	December	% Chg

Retail Accesses (1,2)	44,293	44,991	45,550	46,021	46,178	46,245	46,602	46,927	2.0
Broadband	5,488	5,524	5,566	5,627	5,626	5,620	5,639	5,662	0.6
UBB	5,459	5,494	5,536	5,597	5,596	5,612	5,631	5,654	1.0
Mobile accesses	30,618	31,358	31,865	32,277	32,595	33,095	33,508	33,831	4.8
Prepay	8,199	8,363	8,284	8,119	8,062	8,134	8,170	7,968	(1.9)
Contract	15,636	15,701	15,809	15,938	15,949	15,962	16,008	16,088	0.9
IoT	6,782	7,294	7,771	8,220	8,584	8,999	9,330	9,776	18.9
Wholesale Accesses	9,350	9,594	9,774	9,967	10,127	10,431	10,647	10,819	8.5
Total Accesses (1,2)	53,643	54,585	55,323	55,988	56,304	56,676	57,249	57,745	3.1
Notes:
(1) Includes fixed telephony and Pay TV accesses. Accesses prior to 1st June 2021 are based on proforma data which give effect to the combination of Virgin Media UK and O2 UK as if it had occurred on 1st January 2020
(2) Q2 22 includes a -282k voice and -22k broadband legacy base adjustment relating to nil revenue connections

SELECTED OPERATIONAL DATA
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	June	September	December	% Chg

UBB Premises passed	15,387	15,476	15,546	15,650	15,750	15,863	15,980	16,145	3.2

The Contract mobile base grew by +79k in Q4 22 (+47k in Q3 22; +150k in FY 22) and O2 mobile contract churn was stable y-o-y and remained at market low levels of just 0.9% in Q4 22.
IoT accesses grew by +446k in Q4 22 (+1,556k in FY 22).
Q4 fixed broadband net adds totalled +23k (+57k in FY 22), driven by the demand for fast and reliable connectivity.
Our flagship converged Volt bundles continued to perform well with 1.3m customers now taking the products in a little over one year since the original launch.

VMO2 CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December		% Chg		October - December		% Chg

	2022	2021	Reported	Organic	2022	2021	Reported	Organic

Revenue	12,155	12,046	0.9	(0.01)	3,141	3,196	(1.7)	0.4
Mobile revenue	6,938	6,762	2.6	1.7	1,854	1,862	(0.4)	1.8
Handset revenue	1,894	1,895	—	(0.9)	582	620	(6.1)	(4.6)
Fixed Business	4,639	4,754	(2.4)	(3.4)	1,120	1,194	(6.2)	(4.2)
Consumer Fixed	3,988	4,012	(0.6)	(1.5)	956	1,010	(5.3)	(3.1)
Subscription	3,907	3,921	(0.4)	(1.3)	939	987	(4.8)	(2.6)
Other	81	91	(11.1)	(11.8)	17	23	(25.8)	(23.6)
B2B Fixed	651	742	(12.3)	(13.3)	164	184	(11.2)	(9.8)
Other	578	529	9.2	8.0	168	141	19.5	21.3
Operating income before D&A (OIBDA)	4,401	4,178	5.3	6.3	1,081	1,036	4.3	9.9
OIBDA Margin	36.2%	34.7%	1.5 p.p.	2.2 p.p.	34.4%	32.4%	2.0 p.p.	3.1 p.p.
CapEx	2,707	2,908	(6.9)	4.3	720	725	(0.6)	(3.0)
Spectrum	—	521	—	—	—	2	—	—
OIBDA-CapEx	1,694	1,270	33.3	8.8	360	311	15.8	30.8

Notes:
- Organic OIBDA and OIBDA margin y-o-y calculated in line with Telefonica criteria.
- Includes VMO2 proforma data which give effect to the combination of Virgin Media UK and O2 UK as if it had occurred on 1st January 2020 and pushes back purchase price accounting, policy alignment and transaction adjustments to this date.

Financial performance
Revenue grew by 0.4% y-o-y in Q4 22, reverting the Q3 y-o-y decline (-0.6%) and flat y-o-y in FY 22, mainly due to a mobile revenue increase of +1.8% y-o-y in Q4 22 (+1.7% y-o-y in FY 22) supported by an increase in service revenue driven by price rises in April and a growing customer base. Hardware revenue declined by 4.6% in Q4 partly offsetting the good service revenue growth. Fixed revenue declined -4.2% y-o-y in Q4 (-3.4% y-o-y in FY 22) due to a change in consumer customer mix alongside continued decline in B2B Fixed.
OIBDA grew by 9.9% y-o-y in Q4 22 (+8.1% y-o-y in Q3; +6.3% y-o-y FY 22), with key drivers of growth being the realisation of synergies and cost efficiencies which were partially offset by increased energy costs. OIBDA margin improved by +3.1 p.p. y-o-y in Q4 22 to 34.4% (36.2% in FY 22; +2.2 p.p. y-o-y).
CapEx up 4.3% y-o-y in FY 22 as the Company continued to invest in its connectivity infrastructure to deliver future growth and network expansion. As a result, in FY 22, OIBDA-CapEx increased 8.8% y-o-y with OIBDA-CapEx/Revenue up 1.4 p.p y-o-y to 13.9%.

TELEFÓNICA BRASIL
(y-o-y changes in organic terms)

19%	of total Telefónica FY 22 revenue	25%	of total Telefónica FY 22 OIBDA	24%	of total Telefónica FY 22 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex. spectrum) with 50% of the VMO2 JV

Key Messages
•Vivo continues to strengthen its leadership position in contract and FTTH
•Double digit y-o-y revenue growth for third consecutive quarter; +31.0% y-o-y in reported terms
•OIBDA-CapEx +5.1% y-o-y in 2022 despite higher capital intensity. CapEx ex-spectrum to come down in 2023

Operating performance
On ESG, Vivo is ranked 2nd in Brazil on the Corporate Sustainability Index portfolio (ISE B3) which evaluates 70 companies' sustainability commitments and performance. This is the second consecutive year that the Company has achieved a Top 3 ranking in the index, being the only telecommunications company within the Top 10. Vivo was also included on the CDP Climate A list and the Blomberg Gender Equality Index.
Vivo, through Vivo Ventures, its Corporate Venture Capital fund created with Telefónica Open Innovation, has committed to invest 10 million reais in Klavi, to reinforce Vivo's presence in the financial solutions sector, where the company already offers services such as ViVo Money (personal credit platform), ViVo Pay digital accounts (co-branded credit cards), as well as cell phone and tablet insurance.

ACCESSES
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	June	September	December	% Chg

Final Clients Accesses	95,901	96,814	97,517	98,853	100,035	113,800	111,780	112,424	13.7
Fixed telephony accesses	8,626	8,328	7,802	7,507	7,345	7,222	7,047	7,013	(6.6)
Broadband	6,318	6,284	6,265	6,262	6,273	6,297	6,359	6,420	2.5
UBB	5,220	5,313	5,430	5,535	5,632	5,732	5,855	5,968	7.8
FTTH	3,746	4,046	4,356	4,609	4,838	5,048	5,277	5,482	19.0
Mobile accesses	79,673	80,957	82,245	83,912	85,293	99,192	97,321	97,973	16.8
Prepay	33,669	33,872	34,163	34,287	34,399	42,264	39,874	39,306	14.6
Contract	35,321	35,911	36,609	37,167	37,949	43,145	43,244	43,947	18.2
IoT	10,683	11,173	11,473	12,458	12,945	13,784	14,203	14,720	18.2
Pay TV	1,224	1,186	1,147	1,115	1,067	1,033	1,000	966	(13.3)
IPTV	914	919	918	917	899	891	888	898	(2.0)
Total Accesses	95,902	96,815	97,518	98,854	100,036	113,800	111,781	112,424	13.7
Notes: Includes OI's mobile access since April 2022. 3.4m inactive mobile accesses acquired to Oi were disconnected; of those accesses, 3.0m were disconnected in September 2022 (0.8m contract and 2.2m prepaid) and 0.3m in December 2022 (0.2m contract and 0.2m prepaid).

OWN UBB NETWORK COVERAGE
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	June	September	December	% Chg

Total UBB Premises passed	25,058	25,610	26,372	27,486	28,313	28,313	28,313	28,609	4.1
Owned (Fully/Partially)	24,493	24,883	25,642	26,746	27,563	27,470	27,409	27,658	3.4
Total FTTH	16,291	17,309	18,317	19,588	20,522	21,038	22,265	23,288	18.9
Owned (Fully/Partially)	15,727	16,583	17,587	18,848	19,772	20,194	21,361	22,336	0.2
Uptake FTTH	23%	23%	24%	24%	24%	24%	24%	24%	0.0 p.p.
Notes: FTTH uptake includes FTTH connected divided by the total FTTH premises passed.

SELECTED OPERATIONAL DATA
Unaudited figures
	2021				2022

	March	June	September	December	March	June	September	December	% Chg

Mobile churn (quarterly)	2.9%	2.9%	2.8%	2.8%	2.6%	2.5%	3.4%	2.6%	(0.1 p.p.)
Contract	1.1%	1.3%	1.2%	1.3%	1.2%	1.0%	1.9%	1.2%	(0.1 p.p.)
Mobile churn (cumulative YTD)	2.9%	2.9%	2.9%	2.8%	2.6%	2.6%	2.9%	2.8%	0.0 p.p.
Contract	1.1%	1.2%	1.2%	1.2%	1.2%	1.1%	1.4%	1.3%	0.1 p.p.
Mobile ARPU (EUR) (cumulative YTD)	4.0	4.0	4.1	4.2	4.5	4.6	4.6	4.7	(4.1)
Contract	7.2	7.2	7.4	7.4	7.9	8.2	8.3	8.3	(4.5)

Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period.
- Includes OI's mobile access since April 2022. In 2022, ARPU and Churn are impacted by the disconnection of 3.4m inactive mobile accesses acquired to Oi ; of those accesses, 3.0m were disconnected in September 2022 (0.8m contract and 2.2m prepaid) and 0.3m in December 2022 (0.2m contract and 0.2m prepaid).

T. Brasil accesses up 14% y-o-y mainly driven by higher value segments (contract +18%, FTTH +19%).
In mobile, Vivo strengthened its leadership. Following the excellent performance in the year and the acquisition of Oi's accesses in April-22, total market share rose to 38.9% (43.5% in contract) as of Dic-22.
In fixed, there has been an acceleration in the transformation to FTTH, reaching 23.3m PPs (+3.7m in FY 22) and 408 cities passed (+81% y-o-y). Thus, the speed delivery to customers has increased by 55 Mbps throughout the year to up to 232 Mbps on average, supported by the launch of the 1 Gbps offer. FTTH connections reached 5.5m as of Dec-22, 85% of total broadband accesses and an uptake of 24% (stable y-o-y despite the acceleration in deployment).

Financial performance

TELEFÓNICA BRASIL
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December		% Chg		October - December		% Chg
	2022	2021	Reported	Organic	2022	2021	Reported	Organic

Revenue	8,870	6,910	28.4	9.1	2,361	1,802	31.0	10.1
Mobile Business	6,106	4,610	32.4	12.6	1,659	1,230	34.9	13.4
Handset revenue	573	415	38.2	17.5	183	138	32.8	11.9
Fixed Business	2,764	2,300	20.2	2.1	702	572	22.6	2.9
Operating income before D&A (OIBDA)	3,732	3,138	18.9	7.2	1,030	812	26.9	6.6
OIBDA Margin	42.1%	45.4%	(3.3 p.p.)	(0.7 p.p.)	43.6%	45.1%	(1.4 p.p.)	(1.4 p.p.)
CapEx	1,795	2,069	(13.2)	9.7	498	1,067	(53.4)	6.4
Spectrum & obligations	35	706	(95.0)	(95.8)	33	700	(95.2)	(96.0)
OIBDA-CapEx	1,938	1,069	81.2	5.1	533	(255)	c.s.	6.8

Notes:
- OIBDA before management and brand fees
- Includes OI's mobile access since April 2022

Revenue grew 10.1% y-o-y in Q4 22 (+9.1% in FY 22) and 31.0% in reported terms (+28.4% in FY 22) maintaining the strong pace of growth of Q3 22 (+10.6% y-o-y and 29.0% in reported terms) driven by the solid commercial momentum and the progressive update on tariffs. In Q4 22, fixed revenue grew 2.9% y-o-y (+2.1% in FY 22; +2.1% in Q3 22) driven by growth in FTTH and B2B digital revenue.
OIBDA rose 6.6% in Q4 22 (+7.2% in FY 22) and 26.9% in reported terms (+18.9% FY 22) as a result of revenue growth and the boost from efficiencies and advanced digitalisation processes, which offset the impact of inflation (mainly on personnel expenses) and higher commercial expenses. Q4 22 OIBDA margin stood at 43.6% (-1.4 p.p. y-o-y; 42.1% in 2022, -0.7 p.p. y-o-y).
CapEx increased by 9.7% y-o-y in FY 22 and CapEx/Revenue stood at 19,8% following the one-time effort made in the connection of Oi's assets, the acceleration in FTTH deployment and connection, and the expansion of 5G coverage.

TELEFÓNICA INFRA
Key Messages
•T. Infra manages a portfolio of FTTH vehicles, data centres and submarine cable investments
•Leading portfolio of FibreCos, already covering 13m6 PPs, that bring green connectivity to underserved areas
•Telxius: strong profitability and growth, fuelled by +17.2% organic y-o-y OIBDA7 in FY 22

Operating performance
T. Infra: Unique Portfolio of Best in Class Assets
In Spain, Bluevía (Vauban/CAA consortium 45%, T. Infra 25% and T Spain 30%) launched its operations last December with an initial footprint of 3.9m PPs and a target of 5m by the end of 2024. Bluevía is a wholesale FTTH provider focusing in rural areas and its fibre deployment contributes to the development of smaller towns, reducing the digital divide.
In Germany, Unsere Grüne Glasfaser (UGG) (Allianz 50%, T. Infra 40% and T. Deutschland 10%), has launched operations in eight federal states (“Länder”) and signed MoUs to deploy over 720k premises. UGG has also signed two wholesale agreements with regional ISPs in 2022, on top of the previously signed ones (one national and two regional).
In UK, Nexfibre (InfraVia Capital Partners 50%, T. infra 25% and Liberty Global 25%) will construct and operate a wholesale FTTH broadband network of 5m premises not currently served by VMO2’s network by 2026, with the opportunity to expand to an additional c.2 million premises, thereby accelerating the UK’s FTTH deployment with an investment of approximately £4.5bn, boosting digital inclusion.
In Brazil, FiBrasil (CDPQ 50%, T. Infra 25% and T. Brasil 25%) accelerated its roll-out, reaching 3.3m PPs as of Dec-22, having added 1.3m in FY 22. During 2022, Fibrasil signed wholesale agreements with Sky Brasil and Vero and was awarded with the Great Place to Work® Brazil certification.
ONNET Fibra Chile (KKR 60% and T. Chile 40%) and ONNET Fibra Colombia (KKR 60% and T. Colombia 40%) are the largest neutral wholesale FTTH providers in their respective countries. Thanks to their accelerated rates of deployment, both InfraCos have become market leaders, with 3.7m and 2.4m PPs in FY 22 respectively, with Colombia reaching in Q4 22 the highest net connections ever (x2 y-o-y). Recently signed wholesale contracts with Liwa in Colombia and Direct TV and Entel (pending regulatory approval) in Chile.
Nabiax (Asterion Industrial Partners 80% and T. Infra 20%) is operating 14 data centres in seven countries (Spain, Chile, Brazil, Argentina, Peru, U.S., and Mexico) with a combined IT power of 49 MW. In 2022, Nabiax strengthened its sustainability commitments, launching its 2022-2024 ESG strategic plan and fulfilling the three ESG indicators associated with the €320m “Green Financing” received in 2021.
Telxius: Next-Generation Subsea Cables
In early 2023 Telxius received the pertinent approvals for Telefónica to increase its stake to 70%, strengthening its partnership with Pontegadea which in turn increased its stake to 30%. In addition, earlier this year, Telxius and América Móvil announced the deployment of Tikal (by Telxius), a new ultrahigh capacity subsea cable linking Guatemala and the U.S., with a possible additional landing in Cancún (Mexico) and an estimated service launch in 2025. This system completes an investment cycle that fully replaces the iconic Sam-1 subsea cable (still fully operational), comprising Brusa, Junior, Tannat, Mistral and now Tikal, a new multiterabit, robust set of next-generation subsea cables fully serving the Americas. Since 2018, Telxius will have added 7 new generation of subsea cables on both sides of the Atlantic to its network, increasing its footprint from around 31,000km to more than 82,000km.
In Q4 22, it maintained its strong commercial momentum, accelerating organic revenue growth of 7.8% y-o-y (+17.7% y-o-y reported), which together with continuous cost management and better comparables fuelled y-o-y OIBDA growth of 30.6% organic (+45.6% reported). In FY 22, revenue grew by 2.8% y-o-y (+12.6% reported to €421m) and OIBDA7 +17.2% y-o-y (+30.3% reported to €218m), reaching a 51.8% margin (+6 p.p. y-o-y organic). Bandwidth (Gbps) provisioned for capacity services grew by 53% y-o-y in FY22 and the value of contracts signed with third parties increased by 19% y-o-y, as result of the incremental demand from carriers and hyperscalers.
Telxius' traffic increased by 20% y-o-y in Q4 22 and +13% in FY 22 despite the huge increase already seen on previous years associated with the pandemic.
6     Included in the total Group´s FTTH PPs
7    Constant perimeter (excluding Tower business)

TELEFÓNICA TECH
(y-o-y changes)

Key messages
•Consistent market outperformance, scaled-up with improved capabilities
•Further growth ahead leveraging our robust value proposition and a high skilled team
•Wide recognition by clients, partners and Industry Analysts improving our competitive position

T.Tech has consolidated in 2022 its position as a leading NextGen solutions provider. T. Tech has increased its capabilities and scale with strategic and value-accretive acquisitions and delivered consistently an outstanding organic growth, which proves its strong execution track record.
With hubs in Spain, Brazil, the UK, Germany, and Hispam and a diversified team of ~6k professionals (>60 nationalities, >3.5k certifications in 3rd parties' technologies) mostly located in Europe (~80%), T. Tech provides a differential customer journey (migration from traditional comms & IT services to NextGen IT solutions), and is the main driver of growth for the B2B revenue of Telefónica Group.
T. Tech’s leadership capabilities were recognised in Q4 22 by key partners as CISCO (“Managed Services Partner of 2022 in Spain” and “SMB Partner of 2022 in the Americas”), AWS (“Partner of 2022 in Iberia”), IBM (“Partner of 2022 in Data & AI”) and by Industry Analysts as Gartner (“Leader in Magic Quadrant Managed IoT Connectivity Services 2023” for 9th consecutive year and Global Data (“Very Strong Player in Managed Services for both Hybrid Cloud and Security”).
T. Tech portfolio helps its customers to meet their ESG targets. Our Eco Smart portfolio contributes to a greener future by reducing the environmental footprint, while our cybersecurity capabilities constitute the key pillar to digitalise any business granting secure personal information and compliance with regulatory, compliance & governance standards. On the other hand, we are fostering digitalisation and e-inclusion for SMEs thanks to our dedicated suite for this segment.

Operating performance
T.Tech delivered a strong commercial performance in 2022 (bookings >+50% y-o-y) and generated a solid commercial funnel proving its strong position in a challenging environment. Highlights of Q4 22:
T. Cybersecurity & Cloud Tech:
•Strong commercial activity leveraging a more balanced footprint and portfolio, including value added services such as Business Applications with a strong industry focus, in 2022 we successfully closed ~35k contracts.
•Strengthened partnerships with Qualys to integrate its native Cloud Platform and its cloud applications into Telefónica Tech’s portfolio of managed Security services for Spain and Portugal. Furthermore, the Checkpoint's 5-star Partnership level was achieved in Spain and Zoom Phone competency obtained.
T. IoT & Big Data Tech:
•Sound commercial performance on high demand from sectors as Utilities, Mobility, Retail, and Public Sector.
•Agreement for sustainable mobility with Livall, to provide smart helmets with global IoT connectivity and advanced data services, allowing us to position as pioneers in this market segment.

Financial Performance
Revenue reached €462m in Q4 22 (+33.7% y-o-y) on a more comparable basis. In FY 22 revenue stood at €1,482m (+57.1% y-o-y) thanks to the consistent revenue performance at constant perimeter (~+27% y-o-y) and strategic value-accretive acquisitions.
Since its creation in 2020, T. Tech more than doubled its scale and progressively transformed revenue mix. This is reflected in the increased weight of revenue from own platform, professional & managed services, and the improvement geographic profile (>85% revenues from hard currency countries).
T. Cybersecurity & Cloud Tech and T. IoT & Big Data Tech both outperformed the market and reached in FY 22 €1,307m (+56.3% y-o-y) and €177m (+63.4% y-o-y), respectively. In both units, all business lines had a strong performance with y-o-y growth of double digit.

TELEFÓNICA HISPAM
(y-o-y changes in organic terms)

20%	of total Telefónica FY 22 revenue	13%	of total Telefónica FY 22 OIBDA	13%	of total Telefónica FY 22 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex. spectrum) with 50% of the VMO2 JV

Key Messages
•Growth in high-value accesses led to improved mobile ARPU (+1.0%) and FBB ARPU (+1.1%) in FY 22 y-o-y
•FY 22 OIBDA-CapEx grew 2.0%
•"Internet para Todos" recognised in Peru for promoting inclusive connectivity, 3m people connected as of Dec-22

Operating performance

TELEFÓNICA HISPAM
ACCESSES
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	June	September	December	% Chg

Retail Accesses	109,153	109,499	109,061	110,396	109,226	110,090	110,112	110,959	0.5
Fixed telephony accesses	7,668	7,489	7,237	7,034	6,846	6,647	6,470	6,376	(9.4)
Broadband	5,555	5,655	5,701	5,757	5,796	5,852	5,934	6,031	4.8
UBB	3,894	4,109	4,280	4,432	4,576	4,758	4,951	5,155	16.3
FTTH & Cable	3,642	3,887	4,087	4,259	4,427	4,624	4,834	5,054	18.7
Mobile accesses	92,925	93,401	93,173	94,613	93,567	94,560	94,648	95,580	1.0
Prepay	66,145	65,927	65,144	66,075	64,645	65,172	64,785	65,341	(1.1)
Contract	22,611	23,100	23,495	23,800	24,007	24,205	24,563	24,772	4.1
IoT	4,168	4,374	4,535	4,738	4,914	5,183	5,300	5,467	15.4
Pay TV	2,864	2,873	2,869	2,905	2,940	2,957	2,987	2,900	(0.2)
IPTV	646	725	811	913	1,011	1,116	1,245	1,385	51.6

Total Accesses	109,173	109,519	109,081	110,415	109,245	110,109	110,130	110,971	0.5

SELECTED OPERATIONAL DATA
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	June	September	December	% Chg

Total UBB Premises passed	13,216	13,814	14,527	15,159	16,080	16,951	17,918	18,885	24.6
Owned (Fully/Partially)	12,422	12,762	13,173	13,558	14,364	15,156	12,324	12,823	(5.4)
Total FTTH & Cable	11,084	11,683	12,399	13,036	13,960	14,843	15,846	16,835	29.1
Owned (Fully/Partially)	10,290	10,631	11,045	11,434	12,244	13,048	10,253	10,773	(5.8)
Uptake FTTH	33%	33%	33%	33%	32%	31%	31%	32%	(0.8 p.p.)

Notes:
- FTTH uptake includes FTTH connected divided by the total FTTH premises passed
- 2021 numbers have been updated due to a regularisation of Peru's cable premises passed

SELECTED OPERATIONAL DATA
Unaudited figures
	2021				2022

	March	June	September	December	March	June	September	December	% Chg

Mobile churn (quarterly)	3.0%	3.0%	3.5%	3.0%	3.7%	3.0%	3.3%	3.1%	0.1 p.p.
Contract	2.0%	2.2%	2.3%	2.3%	2.5%	2.6%	2.5%	2.5%	0.2 p.p.
Mobile churn (cumulative YTD)	3.0%	3.0%	3.2%	3.1%	3.7%	3.3%	3.3%	3.3%	0.1 p.p.
Contract	2.0%	2.1%	2.2%	2.2%	2.5%	2.6%	2.5%	2.5%	0.3 p.p.
Mobile ARPU (EUR) (cumulative YTD)	3.2	3.2	3.3	3.3	3.5	3.6	3.6	3.5	0.1
Contract	9.1	9.0	9.0	9.1	9.5	9.7	9.6	9.1	(1.2)
Note:
- ARPU: monthly average revenue divided by the monthly average accesses of the period.

In mobile, T. Hispam continued to deliver strong commercial traction in contract (accesses +4% y-o-y), with growth in every country, except Venezuela (+209K net adds, 1.0m in FY 22), most notably in Peru, which recorded its highest net adds in the last 6 quarters.
In the fixed business, the focus continues on offering the best connectivity, as well as on the continuous improvement of the value proposition. As a result, FTTH PPs reached 18.9m after accelerating deployment (3.7m PPs in FY 22, 1.0m PPs in Q4 22), mainly driven by the Chilean and Colombian InfraCos. FTTH connections reached 5.1m, +19% y-o-y. Colombia performed extremely strong (+71%) after the launch of the InfraCo in 2022, achieving a record number of connection in Q4 (105k, x2 vs. Q4 21). During Q4, InfraCos reached wholesale agreements with Direct TV and with Entel in Chile and with Liwa in Colombia, maximizing the profitability of these vehicles by reducing overlap.

Financial performance

TELEFÓNICA HISPAM
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December		% Chg		October - December		% Chg

	2022	2021	Reported	Organic	2022	2021	Reported	Organic

Revenue	9,141	8,362	9.3	3.7	2,105	2,293	(8.2)	2.8
Mobile Business	6,003	5,444	10.3	3.8	1,392	1,490	(6.6)	3.3
Handset revenue	1,541	1,398	10.2	5.7	380	391	(2.7)	7.1
Fixed Business	3,138	2,907	7.9	3.9	713	803	(11.3)	1.9
Operating income before D&A (OIBDA)	1,958	1,718	14.0	2.7	363	77	n.s.	(1.5)
OIBDA Margin	21.4%	20.5%	0.9 p.p.	(0.2 p.p.)	17.2%	3.4%	13.9 p.p.	(1.0 p.p.)
CapEx	1,058	978	8.1	3.6	399	324	23.3	29.1
Spectrum	138	131	5.3	(0.8)	1	(2)	c.s.	c.s.
OIBDA-CapEx	900	740	21.6	2.0	(37)	(246)	(85.1)	(52.8)

Notes:
- OIBDA before management and brand fees.
- Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, both operations are adjusted by inflation and are to be accounted at the closing exchange rate.
- Q4 21 OIBDA includes impairment allocated to Peru of -€393m.
- Q1 22 OIBDA was positively impacted by capital gain related with the sale of 60% of InfraCo Colombia (€184m). in addition, there was a -€21m adjustment in that capital gain in Q4 22 (total positive impact in FY 22 of €162m).
- Q4 22 OIBDA includes impairment allocated to Argentina of -€77m.

Revenue grew 2.8% y-o-y driven by service revenue (+1.9%) and handset sales (+7.1%), especially in Colombia (double-digit growth in both). In FY 22, revenue increased 3.7% y-o-y (+9.3% in reported terms). Reported revenue in Q4 22 (-8.2%; +2.8% in 2022) was negatively impacted by the depreciation of the Argentine peso vs. the euro.
OIBDA fell 1.5% y-o-y in Q4 22 (+2.7% in 2022) mainly due to higher commercial and network expenses (impacted by the InfraCos's new business models in Chile and Colombia). These higher expenses were almost offset by synergies generated by digitalisation and headcount reduction.
Reported OIBDA includes impairment allocated to Argentina of -€77m in Q4 22 and -€393m allocated to Peru in Q4 21 and personnel restructuring expenses (€12m in Q4 22 mainly in Argentina) and €50m in Q4 21 (mostly in Peru and Argentina). It was also affected by the depreciation of the Argentine peso in Q4 22. OIBDA margin stood at 20.9% in Q4 (-1.0 p.p. y-o-y); 22.3% in FY 22 (-0.2 p.p. y-o-y).
OIBDA-CapEx grew 2.0% in FY 22 y-o-y after maintaining low CapEx/Revenue level (10.1% stable y-o-y).

TELEFÓNICA HISPAM
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)	January - December		% Chg		October - December		% Chg

	2022	2021	Reported	Organic	2022	2021	Reported	Organic

Revenue	9,141	8,362	9.3	3.7	2,105	2,293	(8.2)	2.8
Telefónica Argentina	2,066	2,056	0.5	—	280	635	(55.9)	—
Telefónica Chile	1,817	1,769	2.7	2.3	478	459	4.1	3.1
Telefónica Perú	1,769	1,533	15.5	1.5	449	399	12.6	(2.7)
Telefónica Colombia	1,517	1,312	15.7	16.4	359	348	3.3	13.6
Telefónica México	1,172	1,010	16.1	2.3	329	271	21.4	3.2
Others & eliminations	799	683	17.0	1.7	210	182	15.4	2.2

Handset revenue	1,541	1,398	10.2	5.7	380	391	(2.7)	7.1
Telefónica Argentina	328	330	(0.7)	—	47	105	(55.5)	—
Telefónica Chile	349	362	(3.5)	(1.3)	100	90	11.4	9.8
Telefónica Perú	240	210	14.0	0.2	63	52	19.4	3.2
Telefónica Colombia	243	164	48.0	48.9	59	51	16.2	27.5
Telefónica México	303	266	14.1	0.6	87	73	20.1	2.2
Others & eliminations	78	66	18.9	3.4	24	20	21.4	4.7

OIBDA	1,958	1,718	14.0	2.7	363	77	n.s.	(1.5)
Telefónica Argentina	151	229	(34.2)	—	(40)	69	c.s.	—
Telefónica Chile	484	920	(47.4)	1.6	115	130	(11.9)	(12.8)
Telefónica Perú	399	252	58.5	24.7	116	80	44.8	16.4
Telefónica Colombia	569	413	37.9	(2.1)	68	102	(33.3)	(1.8)
Telefónica México	91	82	10.9	(9.5)	34	29	19.0	(5.2)
Others & eliminations	265	(176)	c.s.	(4.4)	69	(332)	c.s.	(1.3)

Notes:
- OIBDA before management and brand fees.
- Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, both operations are adjusted by inflation and are to be accounted at the closing exchange rate.
- Q4 21 OIBDA includes impairment allocated to Peru of -€393m.
- Q1 22 OIBDA was positively impacted by capital gain related with the sale of 60% of InfraCo Colombia (€184m). in addition, there was a -€22m adjustment in that capital gain in Q4 22 (total positive impact in FY 22 of €162m).
- Q4 22 OIBDA includes impairment allocated to Argentina of -€77m.

•Chile: Q4 22 revenue +3.1% y-o-y, driven by handset, fiber and B2B sales. Q4 22 OIBDA (-12.8% y-o-y) affected by higher commercial and network expenses (impacted by the InfraCo). OIBDA-CapEx declined 10.9% in FY 22. 100% of the Company's energy is from renewable sources, progressing in the use of green energy.
•Perú: Revenue -2.7% in Q4 22, however, OIBDA grew double-digit y-o-y for another quarter (+16.4% y-o-y) due to personnel efficiencies, renegotiations with suppliers, and lower content expenses. OIBDA-CapEx +60.7% y-o-y in FY 22. Beside the focus on inclusive connectivity, the Company advanced with its goal of building a greener future and has collected more than 1,000 tonnes of WEEE (Waste from Electrical & Electronic Equipment) in three years.
•Colombia: Positive commercial performance, all business segments growing (mainly fibre thanks to the InfraCo). As a result, revenue grew double digit y-o-y (+13.6%) and OIBDA fell slightly (-1.8%) due to higher commercial expenses and the impact of the InfraCo. OIBDA-CapEx +1.8% in FY 22 y-o-y. Movistar's "Women in Network" program awarded the INGENIO prize by Fedesoft in the ‘Women for ITC‘ category for the "Women in network" program.
•México: T. Mexico closed a successful year 2022 having completed the migration to AT&T's network with substantially improving coverage for its customers (92%). Revenue +3.2% y-o-y in Q4 22, mainly due to the good performance of contract services revenue (+19.1%). OIBDA-CapEx +13.0% in FY 22 y-o-y. Six cross-sector alliances were signed focusing on Digital Citizenship, Protection of Minors Online and Inclusive Connectivity for women.
•Argentina: Sustained improvement of commercial results leading to record net adds in Pay TV (+43k in Q4 22) and positive net adds in FBB (+24k, offsetting legacy disconnections with FTTH growth). Q4 22 revenue +56.7% y-o-y in local currency due to customer base growth and continued tariff updates. Q4 22 OIBDA +66.8% y-o-y in local currency. As an equal opportunities employer the Co. increased disabled employees by 20% y-o-y.

Corporate transactions in 2022 and 2021
During January-December 2022
•On January 11th 2022, the transaction between T. Colombia and a Colombian company controlled by KKR (“InfraCo”) for the sale and purchase of certain fibre assets owned by T. Colombia and for the provision of wholesale connectivity services by InfraCo to T. Colombia, the development of activities of deployment of fibre network, and other associated services, was completed. T. Colombia has 40% of the shares of a Spanish company controlled by KKR (“HoldCo”), the sole shareholder of InfraCo.
•On January 13th 2022, T. Centroamérica Inversiones (60% of which is held, directly and indirectly, by Telefónica and 40% by Corporación Multi Inversiones) transferred its stake (99.3%) in T. Móviles El Salvador to General International Telecom El Salvador.
•On March 21st 2022, T. Tech signed and completed the acquisition of UK based Incremental, one of the fastest growing Microsoft partners in the UK.
•On April 20th 2022, the transaction relating to the share purchase agreement and other commitments between T. Brasil, Tim and Claro, all of which are the purchasers, and Oi, the seller of the Oi Group's mobile assets, was closed.
•On June 9th 2022, it was closed the agreement reached by the company T. Cybersecurity & Cloud Tech with certain investment funds managed by Deutsche Private Equity (and other sellers) for the acquisition of the 100% of the shares of the German company BE-terna Acceleration Holding and its subsidiaries.
•On June 9th, 2022, Repsol and Telefónica set up Solar360 de Repsol and Movistar, with a 50% stake each, a joint venture to develop the photovoltaic self-consumption business, offering integral self-consumption solutions to private customers, neighbourhood associations and companies, both SMEs and large companies, through the installation of solar panels. In addition, the company Solar360 Soluciones de Instalacion y Mantenimiento was set up with a 51% stake held by Telefónica.
•On December 15th 2022, Liberty Global, Telefónica and InfraVia Capital Partners set up Opal Jvco Limited, a joint venture to build a new fibre network in the UK, owned 50% by Liberty Global and Telefónica, and 50% by InfraVia Capital Partners.
•On December 20th 2022, once the relevant regulatory approvals had been obtained and the other agreed conditions had been fulfilled, it was completed the agreement between T. España and T. Infra with a consortium formed by Vauban Infrastructure Partners and Crédit Agricole Assurances, to incorporate a joint company, Bluevia Fibra, for the deployment and commercialization of a fiber to the home (FTTH) network mainly in rural areas in Spain. Telefónica Group holds 55% and Vauban/CAA the remaining 45%. The Telefónica Group's 55% stake is structured through Telefónica España and Telefónica Infra with a 30% and 25% stake, respectively.

During January-December 2021
•On June 1st 2021, following the agreement reached between Telefónica and Liberty Global to combine into a 50-50 joint venture (JV), their operating businesses in the UK, the closing of the transaction was carried out, resulting in the combination of both businesses into the JV called VMED O2 UK (VMO2).
•On June 1st 2021, following the agreement reached between Telxius Telecom and American Tower International for the sale of Telxius telecommunications towers division, the closing of the sale of the telecommunication towers division located in Europe was carried out.
•On June 3rd 2021, in relation to the above agreement, the closing of the sale of the telecommunication towers division located in Latin America (Brazil, Peru, Chile and Argentina) was carried out.
•On July 1st 2021, the transaction regarding the stock purchase agreement entered into between T. Chile and KKR for the sale of 60% of the shares of “InfraCo” was completed.
•On July 2nd 2021, following the agreement reached by T. Brasil and T. Infra with CDPQ on March 2nd 2021, for the construction, deployment and commercialisation of a FTTH network in Brazil, in medium-sized cities outside the State of São Paulo, through a JV called "FiBrasil", the transaction was closed. T. Group and CDPQ each own a 50% stake in FiBrasil, under a co-control governance model.

•On July 29th 2021, T. Cybersecurity & Cloud Tech reached an agreement with Cancom Group for the acquisition of 100% of the shares of the British company Cancom (Cancom UK&I, renamed to Telefónica Tech UK & Ireland).
•On August 2nd 2021, regarding the agreement reached between Telxius Telecom and American Tower International for the sale of Telxius telecommunications towers division, the closing of the sale to ATC of 4,080 sites that Telxius undertook to acquire from T. Germany, under the second phase of the agreement reached between both parties on June 8, 2020 was carried out.
•On August 9th 2021, Telefónica transferred the entire share capital of T. Costa Rica to Liberty Latin America.

Consolidated financial statements

TELEFÓNICA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Unaudited figures (Euros in millions)
	December 2022	December 2021	% Chg

Non-current assets	87,053	84,284	3.3
Intangible assets	12,017	11,725	2.5
Goodwill	18,471	16,519	11.8
Property, plant and equipment	23,714	22,725	4.3
Rights of Use	8,279	7,579	9.2
Investments accounted for by the equity method	11,587	12,773	(9.3)
Financial assets and other non-current assets	8,101	7,347	10.3
Deferred tax assets	4,884	5,616	(13.0)
Current assets	22,589	24,929	(9.4)
Inventories	1,546	1,749	(11.6)
Receivables and other current assets	9,134	8,287	10.2
Tax receivables	2,213	2,120	4.4
Other current financial assets	2,444	3,835	(36.3)
Cash and cash equivalents	7,245	8,580	(15.6)
Non-current assets and disposal groups held for sale (1)	7	358	(98.0)

Total Assets = Total Equity and Liabilities	109,642	109,213	0.4

Equity	31,708	28,684	10.5
Equity attributable to equity holders of the parent and other holders of equity instruments	25,088	22,207	13.0
Equity attributable to non-controlling interests	6,620	6,477	2.2
Non-current liabilities	54,834	55,034	(0.4)
Non-current financial liabilities	35,059	35,290	(0.7)
Non-current lease liabilities	6,657	6,391	4.2
Payables and other non-current liabilities	3,546	3,089	14.8
Deferred tax liabilities	3,067	2,602	17.9
Non-current provisions	6,505	7,662	(15.1)
Current liabilities	23,100	25,495	(9.4)
Current financial liabilities	4,020	7,005	(42.6)
Current lease liabilities	2,020	1,679	20.3
Payables and other current liabilities	13,509	13,210	2.3
Current tax payables	1,920	2,026	(5.2)
Current provisions	1,631	1,441	13.2
Liabilities associated with non-current assets and disposal groups held for sale (1)	—	134	—

(1) As of December 2021 includes assets and liabilities of T. El Salvador, fibre vehicle in Colombia and other assets reclassified as held for sale.
- The consolidated statement of financial position includes a positive value of the derivatives portfolio for a net amount of €1,012m, €2,368m included as financial liabilities and €3,380m included as financial assets.

TELEFÓNICA
CONSOLIDATED CASH FLOW STATEMENT
Unaudited figures (Euros in millions)
	January - December

	2022	2021	% Chg

Cash received from operations	46,925	46,415
Cash paid from operations	(34,778)	(34,379)
Net payments of interest and other financial expenses net of dividends received	(292)	(1,309)
Taxes proceeds/(paid)	(92)	(459)
Net cash flow provided by operating activities	11,763	10,268	14.6

(Payments)/proceeds on investments in property, plant and equipment and intangible assets, net	(5,508)	(6,164)
Proceeds on disposals/ (payments on investments) in companies, net of cash and cash equivalents disposed	(1,743)	12,955
Proceeds/(payments) on financial investments and placements of cash surpluses not included under cash equivalents	1,924	(895)
Net cash flow used in investing activities	(5,327)	5,896	c.s.

Dividends paid	(1,397)	(3,630)
Proceeds from share capital increase with minority interest	1,022	—
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(555)	(604)
Operations with other equity holders (1)	(268)	(354)
Proceeds on issue of debentures and bonds, loans, borrowing and promissory notes, and other debts	2,585	3,646
Repayments of debentures and bonds, and other debts and repayments of loans, borrowings and promissory notes	(6,618)	(9,993)
Lease Principal Payments	(1,996)	(1,782)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(698)	(273)
Net cash used in financing activities	(7,925)	(12,990)	(39.0)

Effect of changes in exchange rates, cash reclassified to assets held for sale, effect of changes in consolidation methods and others	154	(198)
Net increase (decrease) in cash and cash equivalents during the year	(1,335)	2,976	c.s.

Cash and cash equivalents at the beginning of the period	8,580	5,604
Cash and cash equivalents at the end of the period	7,245	8,580
(1) Includes issuance and coupons of undated deeply subordinated securities

TELEFÓNICA
NET FINANCIAL DEBT
Unaudited figures (Euros in millions)
December 2022

Non-current financial liabilities	35,059
Current financial liabilities	4,020
Gross Financial Debt	39,079
Cash and cash equivalents	(7,245)
Current financial assets	(2,431)
Non-current financial assets	(4,560)
Mark-to-market derivatives adjustment	780
Other current assets and liabilities	(244)
Other non-current assets and liabilities	1,308
Net Financial Debt	26,687
Lease Liabilities	8,645
Net Financial Debt including Lease liabilities	35,332
Net financial debt definition has been modified in Dec-22 mainly excluding the derivatives used as economic hedges of employee benefits reclassified to “commitments related to employee benefits”, and it has been applied retrospectively so the figures are comparable.

Unaudited figures	December 2022

Net Financial Debt / OIBDAaL adjusted (1)	2.54x
(1) OIBDA plus adjustments and after Leases.

TELEFÓNICA
NET COMMITMENTS RELATED TO EMPLOYEE BENEFITS
Unaudited figures (Euros in millions)
December 2022

Gross commitments related to employee benefits and associated economic hedging	5,291
Value of associated Long-term assets	(104)
Tax benefits	(1,281)
Net commitments related to employee benefits	3,906
Net commitments related to employee benefits definition has been modified in Dec-22 including the derivatives used as economic hedges associated, and it has been applied retrospectively so the figures are comparable.

TELEFÓNICA
EXCHANGES RATES APPLIED
	P&L and CapEx (1)		Statement of Financial Position (2)

Currency units per Euro	Jan - Dec 2022	Jan - Dec 2021	December 2022	December 2021

USA (US Dollar)	1.1	1.2	1.1	1.1
United Kingdom (Sterling)	0.9	0.9	0.9	0.8
Argentina (Argentine Peso) (3)	189.1	116.4	189.1	116.4
Brazil (Brazilian Real)	5.4	6.4	5.6	6.3
Chile (Chilean Peso)	916.5	896.6	913.6	956.7
Colombia (Colombian Peso)	4,452.4	4,425.6	5,134.9	4,509.3
Mexico (Mexican Peso)	21.1	24.0	20.8	23.2
Peru (Peruvian Nuevo Sol)	4.0	4.6	4.1	4.5
Uruguay (Uruguayan Peso)	43.1	51.5	42.8	50.6
Venezuela (Bolivar Digital) (3)	48.2	18.7	48.2	18.7
(1) Average exchange rate for the period.
(2) Exchange rates as of 12/31/2022 and 12/31/2021.
(3) Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, the operations are adjusted by inflation and are to be accounted at their corresponding closing exchange vs the Euro (in the case of Venezuela, Telefónica uses a synthetic exchange rate based on 'Bolivar Digital' since October 2021).

NET FINANCIAL DEBT PLUS LEASE LIABILITIES STRUCTURE BY CURRENCY
Unaudited figures	December 2022

	EUR	BRL	HISPAM	OTHERS

Net financial debt plus Lease Liabilities structure by currency	73%	16%	11%	0%

TOTAL FINANCIAL LIABILITIES BREAKDOWN
Unaudited figures	December 2022
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives

Total financial liabilities (1)	86%	8%	6%
(1) Includes positive value of derivatives and other financial debt.

CREDIT RATINGS
	Long-Term	Short-Term	Perspective	Date of last rating change

Moody's1	Baa3	P-3	Stable	11/7/2016
Fitch[1]	BBB	F-2	Stable	9/5/2016
S&P1	BBB-	A3	Stable	11/20/2020
(1) The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

Alternative performance measures
The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS.
Effect of the incorporation of the joint venture between Telefónica and Liberty Global in the UK
Telefónica UK, which was fully consolidated, left the consolidation perimeter on June 1, 2021. On the same date, the closing of the transaction resulting in the VMED O2 UK Ltd joint venture (VMO2) was carried out. VMO2 is considered a reportable segment in the consolidated financial statements of the Group, as Telefónica UK was until June 1, 2021, while VMO2 is a joint venture and as such it is registered by the equity method under IFRS. The effect on the Group's alternative performance measures included in this document is as follows:
•OIBDA/OIBDA - CapEx: Telefónica UK ceased to consolidate in the Group's OIBDA on June 1, 2021. The OIBDA of VMO2 does not compute in the Group's consolidated OIBDA.
•Debt indicators: Telefónica UK's debt is no longer consolidated in the Group as of June 1, 2021. The debt of VMO2 is not consolidated in the Telefónica Group debt.
•Free cash flow: Telefónica UK ceased to consolidate in the Group's free cash flow on June 1, 2021. From that date, dividends received from VMO2 are included in the Group's Free Cash Flow.
•Organic variations: 50% of VMO2's results are computed in the Group's organic variations in order to provide a more complete view of the evolution of the businesses managed by the Company and to reflect the relative weight of the different geographies. Furthermore, the performance by segment table presents, in addition to the consolidated figures calculated in accordance with IFRS, the consolidated revenue, OIBDA and CapEx figures, aggregating 50% of VMO2.
•Underlying result: Telefónica UK ceased to consolidate in the Group's underlying profit or loss on June 1, 2021. VMO2 is included in the Group's underlying profit or loss under equity accounted investments.
Operating income before depreciation and amortisation (OIBDA)
Operating income before depreciation and amortisation (OIBDA) is calculated by excluding solely depreciation and amortisation from Operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for Operating income.
Furthermore, the Group uses the OIBDA margin measure, which is the result of dividing OIBDA by revenue.
The detailed reconciliation of Telefónica Group's OIBDA and Operating Income can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2023/01/rdos22t4-data.zip. OIBDA is also defined on consolidated financial statements published by the Group for 2022 (see "Alternative measures not defined in IFRS" in Note 2).
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions
OIBDA-CapEx is defined as Operating income before depreciation and amortisation, reduced by accrued capital expenditures. OIBDA-CapEx excluding spectrum acquisitions is defined as Operating income before depreciation and amortisation, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
Furthermore, the Group uses the measures OIBDA-CapEx margin and OIBDA-CapEx excluding spectrum acquisitions margin, which is the result of dividing these measures by revenue.
We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the Group's businesses and in our internal budgeting process.
Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions is a measure expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered a substitute for Operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.

The detailed reconciliation of Telefónica Group's OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions with Operating Income, can be found in the consolidated financial statements published by the Group for 2022 (see "Alternative measures not defined in IFRS" in Note 2).
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions are also defined on the consolidated financial statements published by the Group for 2022 (see "Alternative measures not defined in IFRS" in Note 2).
Debt indicators
a)Net financial debt and Net financial debt plus leases and Net financial debt plus commitments
As per the Group calculation, net financial debt includes: i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives), ii) other payables included in “Payables and other non-current liabilities” and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component and the supplier financing for the customer financing of terminal sales) and (iii) financial liabilities included in “Liabilities associated with non-current assets classified as held for sale”.
From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in the consolidated statement of financial position), v) cash and other current financial assets included in “Non-current assets classified as held for sale”, vi) mark-to-market adjustment by cash flow hedging activities related to debt, and vii) fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits. In 2022, the classification of these derivatives in the debt indicators has been revised, and these are now presented together with the "net commitments related employee benefits". This change in the presentation allows to include in the same section the economic underlying and the derivative associated with the hedged risk. So that, the effects on the underlying and the economic hedge are offset, avoiding distortions due to being registered under different headings, particularly at times of strong volatility, as has occurred in recent months compared to previous years. The totals of "net financial debt plus commitments" and "net financial debt plus leases plus commitments" are not affected by this presentation change. The new criteria has been applied retrospectively, so the figures at December 31 2021 have been restarted accordingly. In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long-term financial assets. In 2022, Others liabilities included in "Payables and other current liabilities" and Others assets included in "Receivables and other current assets" have been reviewed, including non-material changes in the customer financing of terminal sales and applied retroactively to the net financial debt figures of December 31, 2021.
Net financial debt plus commitments is calculated by adding gross commitments related to employee benefits to net financial debt and the fair value of the derivatives used for the economic hedging of such commitments to net financial debt, and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
Net financial debt, net financial debt plus leases and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of Group solvency using the same measures used by Group management. They are used to calculate internally certain solvency and leverage ratios. Nevertheless, none of them should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The reconciliation of Telefónica Group's gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus leases at the end of December 2022 can be found on page 32 of this document and in the financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2023/01/rdos22t4-data.zip. Net financial debt is also defined in the consolidated financial statements of the Group for 2022 (see "Alternative measures not defined in IFRS" in Note 2.

b)Leverage ratio
The leverage ratio is calculated as the ratio of net financial debt over OIBDAaL (OIBDA after leases) for the past 12 months, including or excluding the OIBDAaL of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain non-ordinary factors.
The reconciliation of the leverage ratio can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2023/01/rdos22t4-data.zip.
Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (payments)/proceeds on investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests and payments of financed spectrum without explicit interest. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders. The same measure is used internally by Group management. Nevertheless, free cash flow should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2023/01/rdos22t4-data.zip. Free cash flow is also defined in the consolidated financial statements of the Group for 2022 (see "Alternative measures not defined in IFRS" in Note 2).
Organic variations
Y-o-y changes referred to in this document as "organic" or presented "in organic terms" intend to present a homogeneous comparison by applying adjustments which are described herein. "Organic" variations provide useful information about the evolution of the business due to several factors:
•They provide information on the organic performance of the Group's operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, adjusting the results corresponding to the participation of relevant non-consolidated operations in the Group (VMO2 joint venture in the UK), removing the impact of certain exogenous factors which may distort the y-o-y comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms.
•Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators, although the term "organic" is not a term defined in IFRS, and the "organic" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "organic" variation 2022/2021 is defined as the reported variation adjusted by the following factors:
•Includes 50% of VMO2 joint venture's results.
•Assumes average constant foreign exchange rates of 2021. Nevertheless, the reported variation of the companies of the countries with hyperinflationary economies (Argentina and Venezuela) is excluded.
•Considers a constant perimeter of consolidation.
•At OIBDA and OIBDA-CapEx levels, does not include capital gains/losses from the sale of companies, for significant impacts, write-offs, material non-recurring impacts and restructuring costs.
•CapEx also excludes investment in spectrum.

Reconciliation between reported data and organic revenue figures, OIBDA and OIBDA-CapEx can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2023/01/rdos22t4-data.zip. The Management Report of Telefónica Group contained in the Consolidated Financial Statements for 2022 also includes the description of the adjustments for the calculation of the organic variations.
Underlying Result
“Underlying” result or results in “underlying” terms intend to present a result adjusted by certain factors which distort the analysis of the business performance, but without adjusting for exchange rates, hyperinflation, or perimeter. The underlying result is calculated up to net income, while organic variations are calculated up to the Operating income and OIBDA - CapEx. The "underlying" result provides useful information for the company and market agents because:
•It provides additional information on the underlying performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the underlying analysis of the business.
•The inclusion of the business underlying performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "underlying" is not a term defined in IFRS, and the "underlying" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "underlying" result is defined as the reported result as adjusted by the following factors:
•Does not include capital gains/losses from the sale of companies, for significant impacts, write-offs, material non-recurring impacts and restructuring costs.
•Amortisation of intangible assets from purchase price allocation processes is also excluded.
Reconciliation between reported data and OIBDA underlying figures and net income can be found on the selected financial information contained on https://www.telefonica.com/en/wp-content/uploads/sites/5/2023/01/rdos22t4-data.zip.

DISCLAIMER

This document may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the outcome of recently completed transactions, the Company’s results and its operations, including its environmental, social and governance commitments and targets.
The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief", “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views or aspirations of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV) and the U.S. Securities and Exchange Commission (SEC).
Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances.
This document may contain summarized, non-audited or non-IFRS financial information (including information referred to as “organic” and “underlying”). Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. The information contained herein should therefore only be considered in conjunction with Telefónica’s consolidated financial statements for the year ended December 31, 2022, as filed with the CNMV and the SEC, as well as other publicly available information regarding the Company. Information related to Alternative Performance Measures (APM) used in the present document are included in the Appendix “Alternative performance measures”, page 34 of this document. Moreover, recipients of this document are invited to read Telefónica’s consolidated financial statements and consolidated management report for year 2022 submitted to the CNMV, in Note 2, page 13 of the pdf filed.
Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

FOLLOW US:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 23, 2023	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.